Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

KCP HOLDCO, INC.,

KCP MERGERCO, INC.

AND

KENNETH COLE PRODUCTIONS, INC.

DATED AS OF JUNE 6, 2012

TABLE OF CONTENTS

i

TABLE OF EXHIBITS

Exhibit A	Family Stockholders

Exhibit B	Form of Voting Agreement

Exhibit C	Form of Limited Guarantee

Exhibit D	Form of Certificate of Incorporation of the Surviving Corporation

Exhibit E	Form of By-laws of the Surviving Corporation

INDEX OF DEFINED TERMS

Affiliate	59
Affiliate Company Award	5
Affiliate Stock Option	5
Agreement	1
Ancillary Agreements	59
Associate	59
Bankruptcy and Equity Exception	14
Board of Directors	1
BofA Merrill Lynch	29
Book-Entry Shares	3
Business	59
Business Combination Transaction	47
Business Day	59
Capitalization Date	12
Certificate	3
Change in the Company Recommendation	6
Class A Stock	1
Class B Stock	1
Closing	2
Closing Date	2
Code	10
Commitment Letters	32
Company	1
Company Awards	4
Company Benefit Plans	21
Company Board Recommendation	6
Company Contracts	26
Company Disclosure Letter	11
Company Financial Statements	60
Company Intellectual Property	24
Company Preferred Stock	12
Company Related Parties	52
Company Stock	1
Company Stockholder Approval	28
Company Stockholders Meeting	6
Confidentiality Agreement	60
Consents	60
Constituent Documents	60
Customers	19
Debt Commitment Letter	31
Debt Commitment Parties	32
Debt Financing	32
Debt Financing Group	58
Debt Financing Sources	32

Dissenting Shares	8
Effective Time	2
Environmental Law	60
Environmental Permit	60
Equity Commitment Letters	32
Equity Financing	32
Equity Financing Sources	32
ERISA	60
ERISA Affiliate	60
ESPP	4
Exchange Act	60
Exchange Agreement	1
Excluded Shares	60
Expenses	60
Family LLC	1
Family Stock	1
Family Stockholders	1
FCPA	18
Fee Property	20
Financing	32
Financing Covenants	61
Financing Failure	61
Financing Failure Termination Fee	53
Financing Sources	32
GAAP	16
Governmental Approvals	15
Governmental Entity	15
Grant Date	12
Guarantor	61
Hazardous Substances	61
Indebtedness	61
Indemnified Person	38
Insurance Policies	28
Intellectual Property	62
Intermediate Holdco	1
Intervening Event	47
IRS	62
Knowledge	62
Law	62
Leased Property	20
Licensees	19
Liens	62
Limited Guarantee	2
Material Adverse Effect	62

Merger	2
Merger Certificate	2
Merger Consideration	3
Merger Sub	1
Minority Approval	28
NYBCL	63
NYSE	63
Order	63
Parent	1
Parent Material Adverse Effect	30
Parent Related Parties	53
Parties	1
Paying Agent	9
Paying Agent Agreement	8
Payment Fund	9
Permits	18
Permitted Lien	63
Person	63
Principal Stockholder	1
Proceeding	36
Proxy Statement	6
Public Stockholders	1
Real Property	20
Real Property Leases	20
Related Person	63
Release	63
Representatives	64
Reverse Termination Fee	53

Rollover Agreement	1
Sarbanes-Oxley Act	17
Schedule 13E-3	7
SEC	64
SEC Clearance	7
SEC Reports	15
Securities Act	13
Senior Officer	64
Software	64
Solvent	33
Special Committee	1
Stock Option	4
Subsidiary	64
Superior Proposal	47
Suppliers	19
Surviving Corporation	2
Takeover Proposal	47
Tax	64
Tax Return	64
Taxing Authority	64
Termination Date	51
Termination Fee	52
Third Party	64
Trade Secrets	64
Transfer Tax	65
Transmittal Documents	9
Voting Agreement	2
WARN Act	24

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement“), dated as of June 6, 2012, is entered into by and among KCP HOLDCO, INC., a Delaware corporation (“Parent“), KCP MERGERCO, INC., a New York corporation and wholly owned subsidiary of Parent (“Merger Sub“), and KENNETH COLE PRODUCTIONS, INC., a New York corporation (the “Company“ and, together with Parent and Merger Sub, the “Parties“). Certain capitalized terms used in this Agreement are used as defined in Section 8.11.

RECITALS

WHEREAS, as of the date hereof, the Persons listed on Exhibit A (the “Family Stockholders“) own in the aggregate 503,653 shares of Class A Common Stock, par value $0.01 per share, of the Company (“Class A Stock“) and 7,890,497 shares of Class B Convertible Common Stock, par value $0.01 per share, of the Company (“Class B Stock“, and together with Class A Stock, “Company Stock“);

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) the Family Stockholders, including Kenneth D. Cole (the “Principal Stockholder“), are entering into a rollover agreement with Cole Family Holdco, LLC, a Delaware limited liability company (“Family LLC“), dated as of the date of this Agreement (the “Rollover Agreement“), providing for the contribution immediately prior to the Effective Time of all of the shares of Company Stock owned by the Family Stockholders (the “Family Stock“) to Family LLC, in exchange for all of the membership interests of Family LLC and (ii) Family LLC is entering into an exchange agreement (the “Exchange Agreement“) with its wholly owned subsidiaries Parent and KCP Acquisitions, Inc. (“Intermediate Holdco“), which directly owns all of the capital stock of Merger Sub, dated as of the date of this Agreement, providing for the contribution immediately prior to the Effective Time of all of the shares of Family Stock to Parent and, immediately thereafter, to Intermediate Holdco;

WHEREAS, the Board of Directors of the Company (the “Board of Directors“) (other than the Principal Stockholder, who abstained and recused himself from all discussions relating to the Merger), based on the unanimous recommendation of a special transaction committee thereof consisting solely of disinterested directors of the Company (the “Special Committee“), has determined that a business combination with Parent, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and the holders of Company Stock other than the Family Stockholders and any Affiliate or Associate of the Family Stockholders (such holders, the “Public Stockholders“);

WHEREAS, the Board of Directors (other than the Principal Stockholder, who abstained and recused himself from all discussions relating to the Merger), based on the unanimous recommendation of the Special Committee, has (a) approved and adopted this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger and (b) recommended approval and adoption of this Agreement by the stockholders of the Company;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Family Stockholders are entering into a voting agreement with the Company, substantially in the form of Exhibit B (the “Voting Agreement“), pursuant to which, among other things, they agree to vote the Family Stock in favor of the adoption of this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Guarantor is executing a guarantee, substantially in the form of Exhibit C (the “Limited Guarantee“), pursuant to which the Guarantor has agreed, subject to the terms and conditions set forth therein, to guarantee any obligation or liability of Parent or Merger Sub hereunder to pay any of the Company’s damages, expenses and costs to the extent provided hereunder and, if applicable, pay the Financing Failure Termination Fee or the Reverse Termination Fee.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the Parties hereby agree as follows:

ARTICLE I.

THE MERGER

Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the NYBCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease (the “Merger“). The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation“), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

Section 1.02. Closing. The closing of the transactions contemplated by Section 1.01 (the “Closing“) shall take place on the third Business Day after all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) (the “Closing Date”), unless this Agreement has been theretofore terminated pursuant to its terms or unless another date is agreed to in writing by Parent and the Company. The Closing shall be held at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York, at 10:00 a.m., New York City time, or at such other place and time as the Company and Parent shall agree in writing. At the Closing, the Company and Parent shall file a certificate of merger executed in accordance with, and in such form as is required by, the NYBCL (the “Merger Certificate“) with the Department of State of the State of New York in respect of the Merger, and the Merger shall become effective upon such filing or at such later time as is agreed to by the Company and Parent and specified in the Merger Certificate (the time at which the Merger becomes effective is herein referred to as the “Effective Time“).

Section 1.03. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the NYBCL (including Section 906 thereof).

Section 1.04. Certificate of Incorporation and By-laws. The certificate of incorporation and the by-laws of the Company shall be amended in the Merger to read in their entirety in the form of Exhibit D (in the case of the certificate of incorporation) and Exhibit E (in the case of the by-laws), and, as so amended, shall be the certificate of incorporation and by-laws of the Surviving Corporation until thereafter amended in accordance with their respective terms and the NYBCL.

Section 1.05. Directors. The directors of Merger Sub immediately prior to the Effective Time shall from and after the Effective Time be the initial directors of the Surviving Corporation, each to hold office, subject to the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation, until their respective successors shall be duly elected or appointed and qualified in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation, or until their earlier death, resignation or removal, or as otherwise provided by Law.

Section 1.06. Officers. The officers of the Company immediately prior to the Effective Time shall from and after the Effective Time be the initial officers of the Surviving Corporation, subject to the applicable provisions of the by-laws of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in the manner provided in the certificate of incorporation and by-laws of the Surviving Corporation, or until their earlier death, resignation or removal, or otherwise as provided by Law.

Section 1.07. Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties hereto or any holder of Company Stock, each share of Class A Stock issued and outstanding immediately prior to the Merger (other than Excluded Shares, Company Awards and any Dissenting Shares) shall be converted into the right to receive $15.25 in cash, without interest (the “Merger Consideration“). At the Effective Time, all shares of Class A Stock (other than Excluded Shares, Company Awards and any Dissenting Shares) shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of (x) a certificate that immediately prior to the Effective Time represented such share of Company Stock (a “Certificate“) and (y) uncertificated shares represented by book-entry that immediately prior to the Effective Time represented such shares of Company Stock (“Book-Entry Shares“) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration for each share of Class A Stock represented by such Certificate or Book-Entry Share, to be paid in consideration therefor, without interest, upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.02(b). At the Effective Time, all Excluded Shares shall cease to be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of (i) a Certificate that immediately prior to the Effective Time represented such shares, and (ii) Book-Entry Shares that immediately prior to the Effective Time represented such shares, shall cease to have any rights with respect thereto and no consideration shall be delivered in exchange therefor. At the Effective Time, each share of common stock of Merger Sub shall be converted into one share of newly issued common stock of the Surviving Corporation.

Section 1.08. Stock Options and Company Awards. The provisions of this Section 1.08 shall be applicable to each Stock Option and Company Award except (i) each Stock Option and Company Award held by the Principal Stockholder (which are subject to Section 1.09), or (ii) to the extent that Parent and the holder of a Stock Option and/or Company Award, as applicable, otherwise agree in writing prior to the Closing Date.

(a) Stock Options. Prior to the Effective Time, the Company shall take all actions necessary to provide, effective as of the Effective Time, for the cancellation, on the terms and conditions set forth in this Section 1.08(a)and without any payment therefor except as otherwise provided in this Section 1.08(a), of all outstanding options to purchase shares of Company Stock (each being, a “Stock Option“) outstanding at the Effective Time (whether or not then exercisable). As of the Effective Time, each Stock Option (whether vested or unvested) shall be cancelled (and to the extent formerly so exercisable shall no longer be exercisable) and shall entitle each holder thereof, in cancellation and settlement therefor, to receive a payment, if any, in cash from the Company (less any applicable withholding taxes), promptly following the Effective Time, equal to (i) the amount, if any, by which the Merger Consideration exceeds the exercise price per share with respect to such Stock Options, multiplied by (ii) the total number of shares of Company Stock then issuable upon the exercise of such Stock Options (whether or not then vested or exercisable).

(b) Other Awards. Prior to the Effective Time, the Company shall take all actions necessary to provide, effective as of the Effective Time, for the cancellation, on the terms and conditions set forth in this Section 1.08(b) and without any payment therefor except as otherwise provided in this Section 1.08(b), of each award (the “Company Awards“) (including each share of restricted Company Stock, restricted stock unit, performance share and stock equivalent, but excluding Stock Options) outstanding immediately before the Effective Time. As of the Effective Time, each Company Award (other than a Company Award then held by a non-employee director) shall be amended to entitle each holder thereof, in settlement therefor, to receive a payment in cash from the Company (less any applicable withholding taxes), on the date upon which such Company Award otherwise becomes vested and no longer subject to a substantial risk of forfeiture, equal to (i) the Merger Consideration, multiplied by (ii) the total number of shares of Company Stock that would have been issuable upon such vesting date or for which restrictions would have lapsed upon such vesting date. For the avoidance of doubt, in the event that a Company Award (as amended pursuant to the previous two sentences) is forfeited prior to the date on which such Company Award becomes vested and no longer subject to a substantial risk of forfeiture, the holder thereof shall not be entitled to any payment in respect of such Company Award pursuant to this Section 1.08(b) or otherwise. As of the Effective Time, each Company Award then held by a non-employee director shall be amended to entitle each holder thereof, in settlement therefor, to receive a payment in cash from the Company, promptly following the Effective Time, equal to (i) the Merger Consideration, multiplied by (ii) the total number of shares of Company Stock underlying such Company Award. Each Company Award, when amended pursuant to this Section 1.08(b), shall no longer represent the right to acquire Company Stock and shall represent the right to receive the cash consideration as set forth in this Section 1.08(b).

(c) Employee Stock Purchase Plan. As promptly as practicable after the date hereof, the Company’s Employee Stock Purchase Plan (the “ESPP“) shall be terminated. The rights of participants in the ESPP with respect to any offering period then underway under the ESPP shall be determined by ceasing payroll deductions with respect to the ESPP as of the first payroll period beginning on or after the date hereof and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP.

(d) Required Action. At or prior to the Effective Time, the Company, the Board of Directors and the compensation committee of the Board of Directors, as applicable, shall adopt any and all resolutions and take any and all other actions which are reasonably necessary to effectuate the provisions of Sections 1.08(a), (b) and (c). The Company shall take all commercially reasonable actions to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver any payments (other than as set forth in this Section 1.08 or Section 1.09 below), any shares of Company Stock or other capital stock of the Company or Parent to any Person pursuant to or in settlement of Stock Options or Company Awards.

Section 1.09. Stock Options and Company Awards Held by Principal Stockholder.

(a) Stock Options. Prior to the Effective Time, the Company shall take all actions necessary to provide, effective as of the Effective Time, for the cancellation, on the terms and conditions set forth in this Section 1.09(a) and without any payment therefor except as otherwise provided in this Section 1.09(a), of all Stock Options held by the Principal Stockholder that are outstanding at the Effective Time (whether or not then exercisable) (each such Stock Option being, an “Affiliate Stock Option“). As of the Effective Time, each Affiliate Stock Option (whether vested or unvested) shall be cancelled (and to the extent formerly so exercisable shall no longer be exercisable) and shall entitle each holder thereof, in cancellation and settlement therefor, to receive a number of shares of Class A Stock, as of the Effective Time, determined by dividing (i) the product of (A) the amount, if any, by which the Merger Consideration exceeds the exercise price per share with respect to such Affiliate Stock Options, and (B) the total number of shares of Company Stock then issuable upon the exercise of such Affiliate Stock Options (whether or not then vested or exercisable), by (ii) the Merger Consideration; provided, that the obligations of the Principal Stockholder in respect of any withholding taxes due upon receipt of the shares of Class A Stock pursuant to this Section 1.09(a) shall be satisfied by reducing the number of shares of Class A Stock otherwise deliverable pursuant to this Section 1.09(a) by a number of shares of Class A Stock determined by dividing (i) the minimum statutory amount that the Company is required to withhold upon the delivery of shares of Class A Stock pursuant to this Section 1.09(a), by (ii) the Merger Consideration, and the Company shall remit all amounts that the Company is required to withhold upon the delivery of shares of Class A Stock pursuant to this Section 1.09(a) to the applicable taxing authorities in a timely manner. Any shares of Class A Stock delivered in respect of any Affiliate Stock Option in accordance with this Section 1.09(a) shall be deemed to be Excluded Shares and shall be cancelled at the Effective Time in accordance with Section 1.07.

(b) Other Awards. Prior to the Effective Time, the Company shall take all actions necessary to provide, effective as of the Effective Time, for the lapsing of any restrictions in respect of any Company Awards held by the Principal Stockholder that are outstanding immediately prior to the Effective Time whether or not then vested (each such Company Award, an “Affiliate Company Award“). As of the Effective Time, the obligations of the Principal Stockholder in respect of any withholding taxes due upon the lapsing of the restrictions on any Affiliate Company Awards pursuant to this Section 1.09(b) shall be satisfied by reducing the number of shares of Class A Stock otherwise deliverable upon the lapsing of such restrictions pursuant to this Section 1.09(b) by a number of shares determined by dividing (i) the minimum statutory amount that the Company is required to withhold upon the lapsing of the restrictions on any Affiliate Company Awards pursuant to this Section 1.09(b), by (ii) the Merger Consideration, and the Company shall remit all amounts that the Company is required to withhold upon the lapsing of any restrictions on Affiliate Company Awards pursuant to this Section 1.09(b) to the applicable taxing authorities in a timely manner. Any shares of Class A Stock delivered in respect of any Affiliate Company Award in accordance with this Section 1.09(b) shall be deemed to be Excluded Shares and shall be cancelled at the Effective Time in accordance with Section 1.07.

(c) Required Action. At or prior to the Effective Time, the Company, the Board of Directors and the compensation committee of the Board of Directors, as applicable, shall adopt any and all resolutions and take any and all actions which are necessary to effectuate the provisions of Section 1.09(a)and (b).

Section 1.10. Stockholders Meeting; Proxy Materials and Other SEC Filings.

(a) The Company, acting through or under direction of the Board of Directors, upon the recommendation of the Special Committee, shall (i) duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders on a date as soon as reasonably practicable after SEC Clearance of the Proxy Statement by the SEC (the “Company Stockholders Meeting“), for the purpose of obtaining the Company Stockholder Approval and Minority Approval with respect to the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, and (ii) use reasonable best efforts to solicit the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, by the Company Stockholder Approval and Minority Approval; provided that, in the event of a Change in the Company Recommendation pursuant to Section 5.08(c) or Section 5.08(d), notwithstanding clause (ii) of this Section 1.10(a), (x) the Company may disclose the fact of such Change in the Company Recommendation in any solicitation made by the Company to its stockholders and (y) the Company shall not be required to solicit in favor of the Company Stockholder Approval or the Minority Approval. The Board of Directors shall recommend approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, by the stockholders of the Company as set forth in Section 3.21 (the “Company Board Recommendation”), and shall not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Parent or any of its Affiliates such Company Board Recommendation or take any action or make any statement in connection with the Company Stockholders Meeting inconsistent with such Company Board Recommendation, including approving or recommending or proposing to approve or recommend a Takeover Proposal with respect to the Company or failing to recommend the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger (collectively, a “Change in the Company Recommendation“); provided, however, that the Board of Directors or the Special Committee may make a Change in the Company Recommendation pursuant to and in accordance with Section 5.08(c) or Section 5.08(d) hereof.

(b) As promptly as practicable following the date of this Agreement, the Company, in cooperation with and subject to the approval of the Special Committee, shall prepare and file with the SEC a proxy statement on Schedule 14A relating to the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, by the Company’s stockholders (as amended or supplemented, the “Proxy Statement“), and the Company and

Parent shall prepare and file with the SEC a Schedule 13E-3 (as amended or supplemented, the “Schedule 13E-3“). As promptly as practicable following the date of this Agreement, Parent shall request from the Family Stockholders, Family LLC and Marlin Equities VII, LLC any information about such Persons that is required to be included in the Proxy Statement or the Schedule 13E-3. Each of the Company and Parent shall use its reasonable best efforts to cause the Proxy Statement and Schedule 13E-3 to be filed with the SEC not later than the date that is 15 Business Days after the date hereof. The Company shall use its reasonable best efforts to ensure that the Proxy Statement and the Schedule 13E-3 do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading, other than with respect to statements made based on information supplied in writing by a party other than the Company or its Subsidiaries specifically for inclusion therein. Each of the Company and Parent shall use its reasonable best efforts to ensure that none of the information it supplies in writing specifically for inclusion in the Proxy Statement or Schedule 13E-3 contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The Parties shall cooperate with each other in connection with the preparation of the foregoing documents. The Company shall use its reasonable best efforts to have the Proxy Statement, and the Company and Parent shall use their reasonable best efforts to have the Schedule 13E-3, cleared by the SEC as promptly as practicable.

(c) The Company shall cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable, but in no event more than five (5) Business Days, after the Proxy Statement is cleared by the SEC or the expiration of the review period therefor if there is or has been no review by the SEC (“SEC Clearance“). The Company shall retain a proxy solicitor on terms reasonably acceptable to Parent in connection with the solicitation of the Company Stockholder Approval and Minority Approval.

(d) The Company shall promptly notify in writing Parent of the receipt of any oral or written comments from the SEC relating to the Proxy Statement or the Schedule 13E-3. Parent shall promptly notify in writing the Company of the receipt of any oral or written comments by Parent from the SEC relating to the Schedule 13E-3. The Company shall cooperate with Parent with respect to, and provide Parent with a reasonable opportunity to review and comment on, drafts of the Proxy Statement (including each amendment or supplement thereto), and the Parties shall cooperate with respect to, and provide each other with a reasonable opportunity to review and comment on, the draft Schedule 13E-3 (including each amendment or supplement thereto) and all responses to requests for additional information by, and replies to comments of, the SEC, prior to filing such with or sending such to the SEC, and the Parties shall provide each other with copies of all such filings made and correspondence with the SEC.

(e) If at any time prior to the Effective Time, any information should be discovered by any Party that should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3, as the case may be, would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify in writing the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by the appropriate Party with the SEC and disseminated by the Company to the stockholders of the Company.

(f) Parent and Merger Sub shall promptly as reasonably practicable provide in writing any information reasonably requested by any other Party with respect to Parent, Merger Sub or their respective Affiliates or Associates as may be deemed relevant by such Party for use in the Proxy Statement or for the purposes of complying with Schedule 13E-3 filing requirements and assisting such Party in fulfilling its related obligations under this Section 1.10.

Section 1.11. Further Assurances. After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of any Party, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of any Party, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II.

DISSENTING SHARES; PAYMENT FOR SHARES

Section 2.01. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Class A Stock outstanding immediately prior to the Effective Time and which are held by a stockholder (i) who shall have neither voted for adoption of this Agreement and the Merger nor consented thereto in writing and (ii) who shall be entitled to and shall have demanded properly in writing appraisal for such shares in accordance with Section 910 of the NYBCL (“Dissenting Shares“), shall not be converted into the right to receive the Merger Consideration at the Effective Time unless and until the holder of such shares of Class A Stock fails to perfect, withdraws or otherwise loses such holder’s right to appraisal. If a holder of Dissenting Shares shall withdraw (in accordance with Section 910 of the NYBCL) the demand for such appraisal or shall become ineligible for such appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted or deemed to have been converted, as the case may be, into the right to receive the Merger Consideration in the manner provided in Section 1.07. The Company shall give Parent (i) prompt notice of any written demands for appraisal, withdrawals (or attempted withdrawals) of demands for appraisal and any other instruments served pursuant to Section 910 of the NYBCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 2.02. Payment Fund.

(a) Payment Fund. Prior to the Effective Time, Parent and the Company shall enter into an agreement (the “Paying Agent Agreement“) with a bank or trust company selected by Parent and reasonably satisfactory to the Company to act as paying agent hereunder for the purpose of exchanging Certificates and Book-Entry Shares for the Merger Consideration (the “Paying Agent“). At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, in trust for the benefit of holders of shares of Class A Stock (other than Excluded Shares, Company Awards and any Dissenting Shares), an amount of cash representing the aggregate Merger Consideration payable pursuant to Section 1.07. Any cash deposited with the Paying Agent shall hereinafter be referred to as the “Payment Fund.”

(b) Payment Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation will instruct the Paying Agent to mail to each holder of record of shares of Class A Stock (other than Excluded Shares and Company Awards) (i) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration pursuant to Section 1.07. Upon surrender of such a Certificate or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Surviving Corporation, together with a letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions (collectively, the “Transmittal Documents“), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Class A Stock formerly represented by such Certificate or Book-Entry Share, without any interest thereon, less any required withholding of taxes, and the Certificate or Book-Entry Share so surrendered shall thereupon be canceled. In the event of a transfer of ownership of Class A Stock that is not registered in the transfer records of the Company, the Merger Consideration may be issued and paid in accordance with this Article II to the transferee of such shares if the Certificate evidencing such shares is presented to the Paying Agent and is properly endorsed or otherwise in proper form for transfer. In such event, the signature on the Certificate or any related stock power must be properly guaranteed and the Person requesting payment of the Merger Consideration must either pay any Transfer Tax or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate so surrendered or establish to the Surviving Corporation that such Tax has been paid or is not applicable. The Merger Consideration will be delivered by the Paying Agent as promptly as practicable following surrender of such a Certificate and the related Transmittal Documents. Cash payments may be made by check unless otherwise required by a depositary institution in connection with Book-Entry Shares. No interest will be payable on any Merger Consideration. Until surrendered in accordance with this Section 2.02, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to evidence only the right to receive, upon such surrender, the Merger Consideration for each share of Class A Stock (other than Excluded Shares, Company Awards and any Dissenting Shares) formerly represented by such Certificate or Book-Entry Share. The Payment Fund shall not be used for any purpose other than as set forth in this Article II. Any interest, dividends or other income earned on the investment of cash held in the Payment Fund shall be for the account of the Surviving Corporation. The Merger Consideration delivered upon surrender of the Certificates and the Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares represented by such Certificates or Book-Entry Shares.

(c) Termination of Payment Fund. Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to the Public Stockholders on the first anniversary of the Effective Time shall be delivered by the Paying Agent to the Surviving Corporation. Any Public Stockholders who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as a general creditor thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates or Book-Entry Shares held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity (as defined below) shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) No Liability. None of the Company, the Surviving Corporation, Parent or the Paying Agent shall be liable to any Person for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Investment of the Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund, in accordance with the Paying Agent Agreement, as directed by Parent on a daily basis in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion; provided that any gain or loss thereon shall not affect the amounts payable to the stockholders of the Company pursuant to Article I or this Article II and the Surviving Corporation shall promptly replace or cause to be replaced any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.02(e). Any interest and other income resulting from such investments shall promptly be paid to the Surviving Corporation.

(f) Withholding Rights. Each of the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code“), and the rules and regulations promulgated thereunder, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the holder of such lost, stolen or destroyed Certificate shall execute an affidavit of that fact upon request. The holder of any such lost, stolen or destroyed Certificate shall also deliver a reasonable indemnity against any claim that may be made against

Parent, the Surviving Corporation or the Paying Agent with respect to such Certificate alleged to have been lost, stolen or destroyed. The affidavit and any indemnity which may be required hereunder shall be delivered to the Paying Agent (or, after the first anniversary of the Effective Time, the Surviving Corporation), which shall be responsible for making payment for such lost, stolen or destroyed Certificates pursuant to the terms hereof.

Section 2.03. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares representing shares of Company Stock shall cease to have any rights with respect to such shares, except as provided in this Agreement or by applicable Law. Any Certificate or Book-Entry Share presented to the Paying Agent or the Surviving Corporation for any reason at or after the Effective Time shall be canceled and, in the case of any Certificates or Book-Entry Shares representing Class A Stock (other than Excluded Shares, Company Awards and any Dissenting Shares), exchanged for the Merger Consideration pursuant to the terms of this Article II.

Section 2.04. Adjustments to Prevent Dilution. In the event that prior to the Effective Time, solely as a result of a reclassification, combination, stock split (including a reverse stock split), stock dividend or stock distribution which in any such event is made on a pro rata basis to all holders of Company Stock, there is a change in the number of shares of Company Stock outstanding or issuable upon the conversion, exchange or exercise of securities or rights convertible or exchangeable or exercisable for shares of Company Stock, then the Merger Consideration shall be equitably adjusted to eliminate the effects of such event.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (x) disclosed in the SEC Reports (as defined below) filed with or furnished to the SEC on or after March 9, 2012 through the date that is two (2) Business Days prior to the date of this Agreement (excluding disclosure contained in the “risk factors” section or constituting “forward-looking statements,” in each case, to the extent such disclosure is cautionary, predictive or speculative in nature) or (y) disclosed to Parent and Merger Sub in a letter (the “Company Disclosure Letter“) delivered to them by the Company prior to the execution of this Agreement (with specific reference to the representations and warranties in this Article III to which the information in such letter relates, provided, that any disclosure set forth in any section of the Company Disclosure Letter shall be deemed set forth for purposes of any other section to which such disclosure is relevant, to the extent that it is reasonably apparent that such disclosure is relevant to such other section), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01. Corporate Organization. The Company and each of its Subsidiaries is a corporation, partnership or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such variances from the matters set forth in this sentence as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Section 3.01 of the Company Disclosure Letter sets forth the name of each Person that is not a Subsidiary of the Company but in which the Company holds an equity interest, and in each case its capitalization, ownership and state of jurisdiction of its organization.

Section 3.02. Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 40,000,000 shares of Class A Stock, 9,000,000 shares of Class B Stock, and 1,000,000 shares of Series A convertible preferred stock, par value $1.00 per share (the “Company Preferred Stock“). As of the close of business on June 5, 2012 (the “Capitalization Date“), (i) 10,464,627 shares of Class A Stock were issued and outstanding, (ii) 6,209,477 shares of Class A Stock were held in treasury by the Company, (iii) 7,890,497 shares of Class B Stock were issued and outstanding, and (iv) no shares of Class B Stock were held in treasury by the Company. As of the date of this Agreement, no shares of Company Preferred Stock were issued and outstanding. All issued and outstanding equity securities of the Company are duly authorized, validly issued, fully paid and nonassessable.

(b) Section 3.02(b) of the Company Disclosure Letter contains a schedule, as of the Capitalization Date, setting forth (as applicable) the number of, exercise or reference price, vesting date (or dates) and expiration date (or delivery date) of each outstanding equity award in respect of Company Stock. With respect to each Stock Option, (i) each grant of a Stock Option was duly authorized by all necessary corporate action, including, as applicable, approval by the Board of Directors, or a committee thereof, or a duly authorized delegate thereof, and any required approval by the stockholders of the Company by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered by each party thereto within a reasonable time following the date on which such Stock Option was granted (the “Grant Date“), (ii) each such grant was made in accordance with the terms of the applicable plan pursuant to which the grant was effectuated, the Exchange Act and all other applicable Laws, including the rules of NYSE, (iii) the per share exercise price of each Stock Option was not less than the fair market value of a share of the applicable Company Stock on the applicable Grant Date, (iv) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in accordance with the Exchange Act and all other applicable Laws, and (v) no modifications have been made to any such grants after the Grant Date.

(c) There are no preemptive or similar rights on the part of any holder of any class of securities of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company or any of its Subsidiaries on any matter submitted to stockholders or a separate class of holders of capital stock. As of the date of this

Agreement, there are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind relating to issued or unissued capital stock or other securities of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any shares of the capital stock of, or other equity interests in, the Company or any of its Subsidiaries, any additional shares of capital stock of, or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity interest in, the Company or any of its Subsidiaries, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of, or other equity interests in, the Company or any of its Subsidiaries.

(d) Except for this Agreement and the Voting Agreement, there are no voting trusts, proxies or other agreements or understandings to which the Company is a party or is bound with respect to the voting, dividends or disposition of capital stock of the Company.

(e) Section 3.02(e) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of organization of each Subsidiary of the Company and sets forth a complete and accurate list of all outstanding securities of each Subsidiary and the registered and beneficial owner thereof. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens, pledges, security interests and transfer restrictions, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended (the “Securities Act“), and the rules and regulations promulgated thereunder, or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests). Each outstanding share of capital stock of each Subsidiary of the Company that is held, directly or indirectly, by the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary. None of the Subsidiaries has any outstanding equity compensation plans or policies relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries has any obligation to make any payments based on the price or value of any securities of any Subsidiary of the Company or dividends paid thereon or revenues, earnings or financial performance or any similar attribute of any Subsidiary of the Company.

Section 3.03. Authority Relative to this Agreement and the Ancillary Agreements.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and each of the Ancillary Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which it is a party or the consummation by the Company of the transactions contemplated hereby and thereby (other than the Company Stockholder Approval and the Minority Approval and the filing of the Certificate of Merger in accordance with the NYBCL). This Agreement and each Ancillary Agreement to which the Company is a party has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each other party hereto and thereto, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law) (together, the “Bankruptcy and Equity Exception“).

(b) The Special Committee, at a meeting duly called and held, has by unanimous vote of all its members approved and adopted this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, and has determined that such transactions are fair to, and in the best interests of, the Public Stockholders. The Board of Directors, based on the unanimous recommendation of the Special Committee, has by unanimous vote of all of its members (other than the Principal Stockholder, who abstained and recused himself from all discussions relating to the Merger) (i) determined that this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, are fair to and in the best interests of the Public Stockholders, (ii) approved and adopted this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, including the Merger, (iii) subject to the provisions of Section 5.08(c) and Section 5.08(d), resolved to recommend approval and adoption of this Agreement by the stockholders of the Company as set forth in Section 3.21 and directed that this Agreement and the Merger be submitted to the stockholders of the Company for their approval and adoption, and (iv) duly and validly approved and taken all corporate action required to be taken, under the Company’s Constituent Documents and pursuant to applicable Law, including the NYBCL, by the Board of Directors to authorize the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including the Merger.

Section 3.04. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby and compliance by the Company with any of the terms or provisions hereof or thereof, will not (i) conflict with or violate the Constituent Documents of the Company or any of its Subsidiaries, (ii) assuming the Governmental Approvals referred to in clauses (i), (iii) and (iv) of Section 3.04(b) are obtained and the filing in clause (ii) of Section 3.04(b) is made, conflict with or violate any Law, judgment, writ or injunction of any Governmental Entity applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) or require a Consent under, result in the loss of a benefit under or give to others any right of termination, amendment, acceleration, payment or cancellation of or under any contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their properties or assets is bound or affected or (iv) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries, except in the case of clauses (ii), (iii) or (iv), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby will not require any Consent of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a “Governmental Entity“), except for (i) the applicable requirements of the Exchange Act, (ii) the filing of appropriate merger and other documents as required by the NYBCL in connection with the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements, (iii) the filing with and SEC Clearance of the Proxy Statement and the Schedule 13E-3, (iv) the approvals from other regulatory agencies set forth in Section 3.04(b) of the Company Disclosure Letter (the matters referred to in clauses (i), (ii), (iii) and (iv) of this sentence, collectively, the “Governmental Approvals“), or (v) any other Consents, filings or notifications the failure of which to be obtained or made would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.05. SEC Filings and Financial Statements.

(a) The Company has heretofore filed all forms, reports, statements, schedules and other materials with the SEC required to be filed pursuant to the Securities Act, Exchange Act or other federal securities laws since January 1, 2010 (the “SEC Reports“). As of their respective dates, or, if applicable, the dates such SEC Reports were amended or the information therein was revised or superseded in later-filed SEC Reports prior to the date hereof, the SEC Reports (including all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein) complied in all material respects with all applicable requirements of the Securities Act or Exchange Act, as the case may be, and other federal securities laws as of the applicable date and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (including the related notes thereto) have been prepared from, and are in accordance with, the books and records of the

Company and its Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with United States generally accepted accounting principles (“GAAP“) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal year-end adjustments) and fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as at the dates thereof or for the periods presented therein. There has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP or any applicable Law, except as described in the notes thereto. There has been no correspondence between the SEC and the Company since January 1, 2010, other than correspondence which is publicly available. To the Knowledge of the Company, there are no material unresolved comments received from the SEC staff with respect to the SEC Reports on or prior to the date hereof. To the Knowledge of the Company, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation.

(b) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the Securities Act), in each case where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or the Subsidiaries’ published financial statements or any SEC Reports.

(c) None of the Company’s Subsidiaries are separately subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

Section 3.06. Absence of Certain Changes or Events. Since December 31, 2011 through the date of this Agreement, the Company and its Subsidiaries have conducted their business in all material respects only in the ordinary course consistent with past practice, and there has not been (i) any event, change or occurrence that, individually or in the aggregate has had, or would reasonably be expected to have, a Material Adverse Effect or (ii) any action taken by the Company or any of its Subsidiaries that, if such action was taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.01(a), 5.01(f), 5.01(g), 5.01(i), 5.01(k), 5.01(l) or 5.01(n).

Section 3.07. Proxy Statement and Schedule 13E-3. None of the information contained or incorporated by reference in the Proxy Statement will at the time of the mailing of the Proxy Statement to the stockholders of the Company, at the time of Company Stockholders Meeting, or at the time of any amendments thereof or supplements thereto, and none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Schedule 13E-3 to be filed with the SEC concurrently with each filing of the Proxy Statement will, at the time of such filing with the SEC, or at the time of filing with the SEC any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to statements made based on information supplied in writing by Parent or Merger Sub specifically for inclusion therein. The Proxy Statement will comply as to form in all material respects with all applicable Laws.

Section 3.08. Litigation. As of the date hereof, there is no suit, action, proceeding, claim, review or investigation (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, if adversely determined. As of the date hereof, there is no order, writ or injunction of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries, taken as a whole.

Section 3.09. Compliance with Laws; Permits; Regulations.

(a) Each of the Company and its Subsidiaries has, since January 1, 2010, been in compliance in all material respects with all applicable Laws (including Section 404 of the Sarbanes-Oxley Act of 2002 (together with the rules and regulations promulgated under such Act, the “Sarbanes-Oxley Act”)) and, to the Knowledge of the Company, as of the date hereof, is not under investigation with respect to, and has not been threatened in writing to be charged with or given written notice of, any material violation of any Law, except where the failure to so comply with such Laws or the effect of such investigation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The Company and its Subsidiaries have (i) implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Board of Directors (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. A summary of any of these disclosures made by management to the Company’s outside auditors and audit committee is set forth in Section 3.09(b) of the Company Disclosure Letter.

(c) As of the date hereof, neither the Company nor, to the Knowledge of the Company, any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of the certifications made by its executive officers under Section 302 or 906 of the Sarbanes-Oxley Act. To the Company’s Knowledge, there are no facts or circumstances that would prevent its principal executive officer and principal financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) The Company has delivered to Parent copies of any written notifications it has received from its outside auditors as of the date hereof since January 1, 2009, of a (i) “significant deficiency” or (ii) “material weakness” in the Company’s internal controls. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards No. 115, as in effect on the date hereof.

(e) The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Entities necessary for the lawful conduct of their respective businesses (collectively, “Permits“), except where the failure to hold the same has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of all Permits and no such Permit is the subject of any suit or pending proceeding seeking the revocation, suspension, non-renewal or material impairment of such Permit, except for such non-compliance or potential revocation, suspension, non-renewal or impairment, as has not had and would not reasonably be expected to have a Material Adverse Effect.

(f) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor any director, officer, agent, employee or Affiliate of the Company or any of its Subsidiaries is aware of any action, or any allegation of any action, or has taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder the (“FCPA“), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

Section 3.10. Taxes.

(a) Each of the Company and each of its Subsidiaries has (i) duly and timely filed (taking into account extensions) with the appropriate Taxing Authorities all material Tax Returns required to be filed by it in respect of any Taxes, which Tax Returns were true, correct and complete in all material respects, (ii) duly and timely paid all Taxes shown as due and payable by it on such Tax Returns, (iii) established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable with respect to the results of operations of the Company and each of its Subsidiaries through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books and (iv) complied in all material respects with all Laws applicable to the information reporting, payment and withholding of Taxes and has timely withheld and paid over to the respective proper Taxing Authorities all material Taxes required to be so withheld and paid over.

(b) There is no deficiency, claim, audit, suit, proceeding, request for information or investigation now pending, outstanding or threatened in writing against or with respect to the Company or any of its Subsidiaries in respect of any Taxes or Tax Returns, in each case, the resolution of which would reasonably be expected to result in a material liability or obligation to the Company or any Subsidiary of the Company and no requests for waivers of time to assess any such Taxes have been granted and are still in effect, or are pending. Neither the Company nor any of its Subsidiaries is liable for Taxes of any Person (other than the Company and its Subsidiaries) as a result of being (i) a transferee or successor of such Person, (ii) a member of an affiliated, consolidated, combined or unitary group that includes such Person as a member or (iii) a party to a tax sharing, tax indemnity, tax allocation or similar agreement, whether express or implied, other than contracts or agreements entered into in the ordinary course of business or pursuant to the terms of commercial financing arrangements.

(c) There are no material Liens on any of the assets or properties of the Company or any of its Subsidiaries that arose in connection with any Tax (other than Liens for Taxes (i) not yet due and payable or (ii) being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Company Financial Statements).

(d) There are no Tax rulings, requests for rulings, closing agreements or other similar agreements or rulings with respect to material Taxes (including any gain recognition agreements under Section 367 of the Code or any application for a change in accounting method under Section 481 of the Code) in effect or filed with any Taxing Authority relating to the Company or any of its Subsidiaries.

(e) Since January 1, 2008, no material claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to Tax in such jurisdiction.

(f) Neither the Company nor any of its Subsidiaries has entered into any transaction that is a “listed transaction” as defined in Treasury Regulation §1.6011-4(b)(2). The transactions contemplated by this Agreement will not trigger any income or gain to the Company or any of its Subsidiaries for federal income tax purposes under Section 355(e) of the Code in respect of a distribution by the Company or any of its Subsidiaries occurring prior to the Closing.

Section 3.11. Customers and Suppliers; Loss of Business.

(a) For each of the fiscal years ended December 31, 2010 and December 31, 2011, Section 3.11(a) of the Company Disclosure Letter provides a breakdown that is accurate and complete in all material respects of (i) the revenues received from each of the ten wholesale customers that generated the most revenue in such fiscal year (“Customers“) and (ii) the royalties received from each of the ten licensees that paid the most royalties in such fiscal year (“Licensees“).

(b) For (i) the period from January 1, 2011 through December 31, 2011 and (ii) the period from January 1, 2012 through April 28, 2012, Section 3.11(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the ten largest suppliers or vendors (“Suppliers“) to the Company and its Subsidiaries, together with the volume of purchases made from such Suppliers during each such period. No Supplier is a sole source of supply of any material goods, materials or services used by the Company or any Subsidiary. As of the date hereof, none of the Suppliers has canceled or otherwise terminated, or to the Knowledge of the Company, threatened in writing to cancel or otherwise terminate its relationship with the Company or any Subsidiary, except to the extent that such cancellation or termination has not had and would not reasonably be expected to have a Material Adverse Effect.

(c) As of the date hereof, the Company has not received any written notice that the transactions contemplated by this Agreement and the Ancillary Agreements, including the Merger, will result in any material loss of business or reduction in volume with any of the Customers or Licensees. There exists no actual or, to the Knowledge of the Company, threatened in writing termination, cancellation or material limitation of, or any materially adverse modification or change in, the business relationship between the Company or any Subsidiary and any Customer or Licensee of the Company or any Subsidiary identified in Sections 3.11(a) and 3.11(b) of the Company Disclosure Letter.

Section 3.12. Real Estate; Assets.

(a) The Company has good, valid and marketable title to that certain parcel of real property known as 601 and 615 West 50th Street, New York, New York (the “Fee Property“), free and clean of all Liens except for Permitted Liens. The Fee Property is the only real property owned in fee by the Company or any of its Subsidiaries. The Company or one of its Subsidiaries has a good and valid leasehold interest in each parcel of real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (the “Leased Property“ and, together with the Fee Property, the “Real Property“), free and clear of all Liens except for Permitted Liens. The Company has made available to Parent and Merger Sub copies of any title insurance policies (together with copies of any documents of record listed as exceptions to title on such policies) currently insuring the Fee Property and copies of the most recent surveys of the same. None of the Fee Property is subject to any option, lease, license, sublease or other occupancy agreement granting to any Third Party any right to use, occupy or enjoy any material portion of the Fee Property or to obtain title to any portion of the Fee Property.

(b) As of the date hereof, to the Knowledge of the Company, no condemnation, requisition or taking by any public authority has been threatened in writing or contemplated, and the Company has not received any written notice of any such condemnation, requisition or taking by a Governmental Entity with respect to the Fee Property. To the Knowledge of the Company, there are no public improvements or re-zoning measures proposed or in progress that will result in special assessments against or otherwise adversely affect the Fee Property and as of the date hereof the Company has not received any written notice of any such proposed public improvements or re-zoning measures by any Governmental Entity.

(c) The Company has made available to Parent and Merger Sub true, complete and accurate copies of all material leases, subleases, licenses, or other occupancy agreements relating to each Leased Property, together with any amendments thereto (the “Real Property Leases“), that the Company has in its possession as of the date hereof. The Company or one of its Subsidiaries has the right to use and occupy the Leased Property for the full term of the Real Property Lease relating thereto, except for any failure to have such title or interest which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. Each Real Property Lease is a legal, valid and binding agreement, enforceable in accordance with its terms, of the parties thereto and as of the date hereof there is no, nor has the Company or any of its Subsidiaries received written notice of any, default (or any condition or event, which, after notice or a lapse of time or both, would constitute a default thereunder) that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(d) The Real Property is adequate to permit the use thereof in the manner that it is currently utilized by the Company and its Subsidiaries, except as, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect.

(e) The Company has provided all notices, to the extent required, under the terms of the Real Property Leases for (i) any transfer effected since January 1, 2010 of the leasehold interest of the applicable tenant under its Real Property Lease to the Company or any other Subsidiary, whether by assignment, merger, consolidation or otherwise, and/or (ii) any change effected since January 1, 2010 of the applicable tenant’s legal name, other than such failures to provide notices that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.13. Employee Benefit Plans and Related Matters; ERISA.

(a) Section 3.13(a) of the Company Disclosure Letter contains a correct and complete list of each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other employee compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case sponsored, maintained, contributed or required to be contributed to by the Company or its Subsidiaries or under which the Company or any of its Subsidiaries or any joint venture of the Company or any of its Subsidiaries has any current or potential liability. All such plans, agreements, programs, policies, commitments and arrangements are collectively referred to as the “Company Benefit Plans“.

(b) The Company has provided or made available to Parent or its counsel with respect to each and every Company Benefit Plan a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto; and, to the extent applicable, (i) the most recent determination or opinion letter, if any, received by the Company or Subsidiary from the IRS regarding the tax-qualified status of such Company Benefit Plan; (ii) the most recent financial statements for such Company Benefit Plan, if any; (iii) the most recent actuarial valuation report, if any; (iv) the current summary plan description and any summaries of material modifications; (v) Form 5500 Annual Returns/Reports, including all schedules and attachments, including the certified audit opinions, for the most recent plan year; and (vi) the most recent written results of all compliance testing required pursuant to Sections 125, 401(a)(4), 401(k), 401(m), 410(b), 415, and 416 of the Code.

(c) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. No Company Benefit Plan is a “multiemployer plan” as defined in Section 3(37) of ERISA, and none of the Company, or any ERISA Affiliate has withdrawn at any time within the preceding six years from any multiemployer plan, or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to the Company or any of its Subsidiaries. No event has occurred and no condition exists that would subject the Company or any of its Subsidiaries by reason of its affiliation with any ERISA Affiliate to any material (i) Tax, penalty or fine, (ii) Lien, or (iii) other liability imposed by ERISA, the Code or other applicable Laws.

(d) With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter (or opinion letters in the case of any prototype plans) from the IRS that it is so qualified (taking into account all applicable matters under the Economic Growth and Tax Relief Reconciliation Act of 2001, the Pension Funding Equity Act of 2005 and the Pension Protection Act of 2006) and that its trust is exempt from tax under Section 501(a) of the Code, and nothing has occurred with respect to the operation of any such plan which could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code. All amendments and actions required to bring the Company Benefit Plans into conformity in all material respects with all applicable provisions of ERISA, the Code and other applicable laws have been made or taken except to the extent that such amendments or actions are not required by law to be made or taken until a date after the Effective Time.

(e) There are no material pending or, to the Knowledge of the Company, threatened in writing actions, claims or lawsuits against or relating to the Company Benefit Plans, the assets of any of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of the Company Benefit Plans with respect to the operation of such plans (other than routine benefits claims). No stock or other securities issued by the Company or any Subsidiary forms or has formed a material part of the assets of any Company Benefit Plan.

(f) Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws. Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company is in compliance in all material respects with Section 409A of the Code and the rules and regulations promulgated thereunder. All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof and all contributions for any period ending on or before the Closing Date which are not yet due will have been paid or accrued prior to the Closing Date. The Company has set aside in a “rabbi trust” sufficient assets to cover all liabilities and obligations that may arise pursuant to any Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), other than liabilities or obligations arising solely pursuant to an employment agreement or severance pay plan.

(g) None of the Company Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA, any other applicable law or at the expense of the participant or the participant’s beneficiary. There has been no material violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Company Benefit Plan to which such continuation coverage requirements apply.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or section 4975 of the Code.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 280G of the Code.

(j) All Company Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(k) No amount has been paid by the Company or any of its ERISA Affiliates, and no amount is expected to be paid by the Company or any of its ERISA Affiliates, which would be subject to the provisions of Section 162(m) of the Code such that all or a part of such payments would not be deductible by the payor.

Section 3.14. Employees, Labor Matters.

(a) None of the Company or any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to employees of the Company or any of its Subsidiaries and, to the Knowledge of the Company, there are not any activities or proceedings of any labor union to organize any such employees. (i) There is no unfair labor practice charge or complaint pending before any applicable governmental entity relating to the Company or any of its Subsidiaries or any employee thereof; (ii) there is no labor strike, material slowdown or material work stoppage or lockout pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to its employees; (iii) there is no representation claim or petition pending before any applicable governmental entity, and to the Knowledge of the Company, no question concerning representation exists relating to the employees of the Company or any of its Subsidiaries; (iv) there are no charges with respect to or relating to the Company or any of its Subsidiaries pending before any applicable governmental entity responsible for the prevention of unlawful employment practices; and (v) as of the date hereof none of the Company or any of its Subsidiaries has received written notice from any governmental entity responsible for the enforcement of labor or employment Laws of an intention to conduct, and to the Knowledge of the Company, no such governmental agency intends to conduct, an investigation of the Company or any of its Subsidiaries and no such investigation is in progress.

(b) Each of the Company and its Subsidiaries has been in compliance in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, and the collection and payment of withholding and/or social security Taxes. Each of the Company and its Subsidiaries has met in all material respects all requirements required by Law or regulation relating to the employment of foreign citizens, including all requirements of I-9, and to the Knowledge of the Company, none of the Company or any of its Subsidiaries currently employs, or has ever employed, any Person who was not permitted to work in the jurisdiction in which such Person was employed. Each of the Company and its Subsidiaries has complied in all material respects with all Laws that could require overtime to be paid to any current or former employee of the Company or any of its Subsidiaries, and no employee has ever brought or, to the Knowledge of the Company, threatened in writing to bring a claim for unpaid compensation or employee benefits, including overtime amounts. Each of the Company and its Subsidiaries is, and has been, in compliance with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act“) and each similar state or local Law.

Section 3.15. Intellectual Property Rights.

(a) Section 3.15 of the Company Disclosure Letter sets forth a complete and correct list of all registered Intellectual Property owned, licensed or used by the Company or any of its Subsidiaries (the “Company Intellectual Property“). The Company or one of its Subsidiaries owns a complete and undivided interest in all material Company Intellectual Property free and clear of any Liens (other than Permitted Liens). The Company or one of its Subsidiaries has the right to use the material Company Intellectual Property in all material respects and will continue to have such right after Closing.

(b) The Company and its Subsidiaries are in compliance in all material respects with contractual obligations relating to the protection of such of the Company Intellectual Property as they use pursuant to license or other agreement.

(c) The conduct of the Business does not infringe or otherwise conflict with the rights of any Person in respect of any Intellectual Property, except for such infringements or conflicts that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. None of the Company Intellectual Property is being infringed or otherwise used or being made available for use by any Person without a license or permission from the Company except for such infringements or uses as would not, individually and in the aggregate, have or reasonably be expected to have a Material Adverse Effect. None of the Company Intellectual Property is subject to any outstanding order by or with any court, tribunal, arbitrator or other Governmental Entity.

Section 3.16. Contracts.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i) any agreement which the Company or any of its Subsidiaries was required to file as an exhibit under Item 601(b)(10) of Regulation S-K under the Exchange Act or to disclose on a Current Report on Form 8-K that has not been so filed or disclosed;

(ii) any agreement or arrangement that limits or otherwise restricts the Company or any of its Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict the Surviving Corporation or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(iii) any other agreement pursuant to which the Company or any of its Subsidiaries is required to pay or is scheduled to receive (assuming full performance pursuant to the terms thereof) $2,500,000 or more during the 12-month period following the date of this Agreement;

(iv) with respect to a joint venture, partnership, limited liability company or other similar agreement or arrangement, any agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

(v) any agreement or arrangement relating to Indebtedness and having an outstanding amount in excess of $1,000,000 individually or $2,500,000 in the aggregate;

(vi) any agreement or arrangement involving the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another Person (A) for aggregate consideration under such contract (or series of related contracts) in excess of $1,000,000 or (B) that contain representations, warranties, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually, would reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $1,000,000 (in the case of each of clause (A) and (B), other than acquisitions or dispositions of inventory in the ordinary course of business);

(vii) any contracts (or a series of related contracts) for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Company and its Subsidiaries of $2,000,000 or more or (B) aggregate payments by the Company and its Subsidiaries of $5,000,000 or more, in each case other than those that can be terminated by the Company or any of its Subsidiaries on less than 61 days’ notice without payment by the Company or any Subsidiary of any material penalty;

(viii) any contracts that are sales, distribution or other similar contracts providing for the sale by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provide for either (a) annual payments to the Company and its Subsidiaries of $2,000,000 or more or (b) aggregate payments to the Company and its Subsidiaries of $5,000,000 or more, in each case other than those that can be terminated by the Company or any of its Subsidiaries on less than 61 days’ notice without payment by the Company or any Subsidiary of any material penalty;

(ix) any agreement or arrangement that would prohibit or materially delay or have a Material Adverse Effect on the Merger and the transactions contemplated hereby;

(x) any contract relating to any currency hedging;

(xi) any agreement or arrangement prohibiting the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibiting the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibiting the issuance of any guaranty by the Company or any wholly owned Subsidiary of the Company;

(xii) any license agreements from which the Company and its Subsidiaries, taken as a whole, have received $2,500,000 or more during the 12-month period ending with the most recent month end preceding the date of this Agreement, pursuant to which the Company or any of its Subsidiaries licenses in Intellectual Property or licenses out Intellectual Property owned by the Company or its Subsidiaries;

(xiii) any written agreement that provides for the payment, increase or vesting of any benefits or compensation in connection with the Merger and the transactions contemplated hereby;

(xiv) any written agreement that provides compensation, severance or other benefits or rights to any individual (including to any officer, director, employee or consultant) who currently receives annual compensation from the Company and/or any of its Subsidiaries of more than $500,000 (other than a Company Benefit Plan); or

(xv) any written agreement accounting for aggregate revenue to the Company or any of its Subsidiaries of (A) more than $2,500,000 during the Company’s 2010 fiscal year or (B) more than $2,500,000 during the Company’s 2011 fiscal year.

(b) The agreements, commitments, arrangements, understandings and plans listed or required to be listed in Section 3.16(a) of the Company Disclosure Letter are referred to herein as the “Company Contracts“. Each Company Contract is a valid and binding agreement of the Company and/or one or more of its Subsidiaries, as the case may be, assuming the due authorization, execution and delivery by each other party thereto, subject to the Bankruptcy and Equity Exception, and is in full force and effect, and none of the Company or any of such Subsidiaries, or to the Knowledge of the Company, any other party thereto, is in default or breach in any respect under the terms thereof, except where such default or breach would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date hereof, no party to a Company Contract has provided any written notice of any intention to terminate, any such Company Contract and no event or circumstance has occurred, or will occur by reason of this Agreement or the consummation of any of the transactions contemplated hereby that would constitute any event of default thereunder (or an event which with notice or lapse of time or both would become a default) or would result in a termination thereof. As of the date hereof, the Company and, to the Knowledge of the Company, each other party to a Company Contract, has fully performed its obligations pursuant to each such Company Contract, except where such failure to perform would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.17. Environmental Laws and Regulations.

(a) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect:

(i) The Company and each of its Subsidiaries has complied during the past three (3) years, and is now in compliance, in all material respects with all applicable Environmental Laws and now holds and is in compliance in all material respects with all Environmental Permits.

(ii) As of the date hereof, no written notice of violation, notification of liability, demand, request for information, citation, summons or order has been received by the Company or any of its Subsidiaries which remains unresolved, no pending complaint has been filed, no unpaid penalty or fine has been assessed, and no investigation, action, claim, suit or proceeding is pending or, to the Knowledge of the Company, threatened in writing by any Person involving the Company or any of its Subsidiaries relating to or arising out of any Environmental Law.

(iii) No Releases of Hazardous Substances have occurred at, on, above, under or from any properties currently owned, leased, operated or used by the Company or any of its Subsidiaries that has resulted in or would reasonably be expected to result in any material cost, liability, investigation or remediation obligation of the Company or any of its Subsidiaries under any Environmental Law.

(iv) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other Person, has caused or taken any action that would reasonably be expected to result in any material liability, investigation or remediation obligation of the Company or any of its Subsidiaries under any Environmental Law relating to (i) the environmental conditions at, on, above, under, or about any properties or assets currently owned, leased, operated or used by the Company or any of its Subsidiaries, or (ii) the present use, management, handling, transport, treatment, generation, storage, or Release of Hazardous Substances.

(b) This Section 3.17 and Section 3.04(b), 3.05 and 3.07 contain the sole representations and warranties of the Company with regard to Environmental Laws, Environmental Permits, Hazardous Substances and environmental conditions.

Section 3.18. Insurance Coverage. All insurance policies carried by or covering the Company or any of its Subsidiaries with respect to their businesses, operations, assets and properties (the “Insurance Policies“) are in full force and effect, and as of the date hereof no written notice of cancellation has been received by the Company or any of its Subsidiaries with respect to any material Insurance Policy which has not been cured by the payment of premiums that are due. All premiums due on the Insurance Policies have been paid in a timely manner and the Company and its Subsidiaries have complied in all material respects with the terms and provisions of the Insurance Policies. The insurance coverage provided by the Insurance Policies (including as to deductibles and self-insured retentions) is reasonable and customary as compared to similarly situated companies engaged in similar businesses.

Section 3.19. Rights Agreement; Anti-Takeover Provisions.

(a) The Company is not party to a rights agreement, “poison pill” or similar agreement or plan that would have the effect of preventing the Merger and the other transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Assuming the satisfaction of the conditions set forth in Section 6.01, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s Constituent Documents is, or at the Effective Time will be, applicable to the Company or the transactions contemplated by this Agreement and the Ancillary Agreements, including the Merger.

Section 3.20. Absence of Undisclosed Liabilities. The Company and its Subsidiaries do not have any liabilities or obligations, known or unknown, contingent or otherwise, required to be reflected on or reserved against in a balance sheet in accordance with GAAP except (i) liabilities and obligations in the respective amounts reflected on or reserved against in the consolidated balance sheet of the Company and its Subsidiaries included in the Company Financial Statements, (ii) liabilities and obligations incurred in the ordinary course of business, consistent with past practice, since December 31, 2011, (iii) liabilities and obligations incurred pursuant to the performance of Company Contracts and (iv) liabilities and obligations that would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

Section 3.21. Stockholder Approval. This Agreement requires, as a condition to the Closing, (i) an affirmative vote of two-thirds of the aggregate voting power of the issued and outstanding shares of Company Stock approving the Merger and adopting this Agreement (the “Company Stockholder Approval“) and (ii) an affirmative vote of the majority of the issued and outstanding shares of Class A Stock not beneficially owned by the Family Stockholders or any Affiliate or Associate of the Family Stockholders approving the Merger and adopting this Agreement at a meeting called for such purpose (the “Minority Approval“). Such favorable votes satisfy the stockholder approval requirements of the NYBCL, the Company’s Constituent Documents and the rules and regulations of the NYSE in order for the Company to validly perform its obligations under this Agreement, and there is no other vote of, or actions required by, the stockholders of the Company required under the NYBCL, the Company’s Constituent Documents and the rules and regulations of the NYSE in order for the Company to validly perform its obligations under this Agreement.

Section 3.22. Opinion of Financial Advisor. The Special Committee has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch“) to the effect that, as of the date of such opinion, the Merger Consideration to be received in the Merger by holders of Class A Stock (other than Parent, Merger Sub and holders, including the Family Stockholders, who enter into the Rollover Agreement, Voting Agreement or other arrangements with Parent or its Affiliates or otherwise participate in the financing for the Merger, and their respective Affiliates and Associates) is fair, from a financial point of view, to such holders. A true, complete and signed copy thereof will be delivered to Parent solely for informational purposes, promptly following receipt thereof by the Special Committee.

Section 3.23. Brokers. No broker, finder or investment banker (other than BofA Merrill Lynch) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and BofA Merrill Lynch pursuant to which such firm would be entitled to any payment relating to any of the transactions contemplated hereby.

Section 3.24. Investment Company. None of the Company or any Subsidiary is, or at the Effective Time will be, required to be registered as an investment company under the Investment Company Act of 1940, as amended.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company as follows:

Section 4.01. Organization. Each of Parent and Intermediate Holdco is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of New York.

Section 4.02. Authority Relative to this Agreement and the Ancillary Agreements. Each of Parent, Merger Sub and Intermediate Holdco has all corporate power and authority to execute and deliver, in the case of Parent and Merger Sub, this Agreement and, in each case, the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of Parent, Merger Sub and Intermediate Holdco of, in the case of Parent and Merger Sub, this Agreement and, in each case, the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby by Parent, Merger Sub and Intermediate Holdco, as applicable, have been duly and validly authorized by its board of directors and, in the case of Merger Sub, sole stockholder, and no other corporate proceedings on the part of Parent, Merger Sub or Intermediate Holdco are necessary to authorize the execution, delivery and performance by each of Parent, Merger Sub and Intermediate Holdco of, in the case of Parent and Merger Sub, this Agreement and, in each case, the Ancillary Agreements to which it is a party or the consummation by Parent, Merger Sub and Intermediate Holdco of the transactions contemplated hereby and thereby (other than, with respect to the Merger, the filing of the Certificate of Merger). Each of Parent, Merger Sub and Intermediate Holdco has duly and validly executed and delivered this Agreement and the Ancillary Agreements to which it is a party and, assuming the due authorization, execution and delivery by the other parties thereto, such agreements constitute valid and binding obligations of each of Parent, Merger Sub and Intermediate Holdco, as applicable, enforceable against each of them in accordance with their respective terms, subject, in each case, to the Bankruptcy and Equity Exception.

Section 4.03. No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by each of Parent, Merger Sub and Intermediate Holdco of, in the case of Parent and Merger Sub, this Agreement and, in each case, the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby by Parent, Merger Sub and Intermediate Holdco, as applicable, and compliance by each of Parent, Merger Sub and Intermediate Holdco, as applicable with any of the terms or provisions hereof or thereof, as applicable, will not (i) conflict with or violate the Constituent Documents of Parent, Merger Sub or Intermediate Holdco, (ii) assuming the Governmental Approvals referred to in clauses (i), (iii) and (iv) of Section 3.05(b) are obtained and the filing in clause (ii) of Section 3.05(b) is made, conflict with or violate any Law, judgment, writ or injunction of any Governmental Entity applicable to Parent, Merger Sub or Intermediate Holdco or by which any of their properties or assets are bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice, lapse of time or both, would become a default) under, result in the loss of a benefit under or give to others any right of termination, amendment, acceleration, payment or cancellation of, or result in the creation of a lien or other encumbrance on any property or contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent, Merger Sub or Intermediate Holdco is a party or by which Parent, Merger Sub or Intermediate Holdco or any of their properties or assets is bound or affected, except in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, or would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the performance by each of Parent, Merger Sub or Intermediate Holdco of any of its obligations under this Agreement or the Ancillary Agreements to which it is a party or the consummation of any of the transactions contemplated hereby or thereby (a “Parent Material Adverse Effect“).

(b) The execution, delivery and performance by each of Parent, Merger Sub and Intermediate Holdco of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby by Parent, Merger Sub and Intermediate Holdco, as applicable, will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity by Parent, Merger Sub or Intermediate Holdco, except for (i) the Governmental Approvals and (ii) any other Consents, filings or notifications the failure of which to be obtained or made would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect. No Consent is required to consummate the Merger or the other transactions contemplated hereby under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any foreign antitrust Law because the Principal Stockholder will retain sole control over the Surviving Corporation after the Merger for purposes of all such Laws.

Section 4.04. Proxy Statement and Schedule 13E-3. None of the information supplied or to be supplied in writing by Parent or Merger Sub specifically for inclusion in the Proxy Statement will at the time of the mailing of the Proxy Statement to the stockholders of the Company, at the time of the Company Stockholders Meeting, and at the time of any amendments thereof or supplements thereto, and none of the information supplied or to be supplied in writing by Parent or Merger Sub specifically for inclusion in the Schedule 13E-3 filed with the SEC concurrently with the filing of the Proxy Statement, will at the time of such filing with the SEC, and at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule 13E-3 will comply as to form in all material respects with all applicable Laws. No Person other than the Family Stockholders, Family LLC, Marlin Equities VII, LLC and the Company (or Affiliates or Associates of any such Person) is required to file the Schedule 13E-3, and no disclosure regarding any Person other than the Family Stockholders, Family LLC, Marlin Equities VII, LLC and the Company (or Affiliates or Associates of any such Person) is required to be included in the Schedule 13E-3.

Section 4.05. Brokers. No broker, finder or investment banker, other than Peter J. Solomon Company, L.P. and/or its affiliate Peter J. Solomon Securities Company, LLC, is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby based upon arrangements made by or on behalf of Parent, Merger Sub or Intermediate Holdco.

Section 4.06. Ownership and Operations of Merger Sub, Parent and Family LLC; Affiliates. Parent owns all of the outstanding capital stock of Intermediate Holdco. Intermediate Holdco owns all of the outstanding capital stock of Merger Sub. As of the date hereof and as of immediately prior to consummation of the Equity Financing on the Closing Date, Family LLC owns all of the outstanding capital stock of Parent. As of the date hereof, the Principal Stockholder owns, and, as of the consummation of the transactions contemplated by the Rollover Agreement on the Closing Date, the Family Stockholders will own, all of the membership interests of Family LLC. Intermediate Holdco, Merger Sub, Parent and Family LLC were each formed solely for the purpose of engaging in the Merger and the transactions contemplated hereby and have each engaged in no other business activities other than those relating to the Merger and the transactions contemplated hereby. The Kenneth Cole Foundation is not an Affiliate or Associate of Parent, Merger Sub or any Family Stockholder.

Section 4.07. Financing. Parent has delivered to the Company, as of the date of this Agreement, true, complete and correct copies of (i) an executed commitment letter, dated as of the date hereof (the “Debt Commitment Letter“, provided that, for purposes of this Agreement, the Debt Commitment Letter shall also include, after the date hereof, to the extent alternative financing from alternative financial institutions is obtained in accordance with this Agreement, any executed commitment letter for such alternative financing), among Parent and Wells Fargo Bank, National Association, Wells Fargo Capital Finance, LLC, 1903 Onshore Funding, LLC and Special Value Continuation Partners, LP (collectively, the “Debt Commitment Parties“; the Debt Commitment Parties, together with, to the extent alternative financing from alternative financial institutions is obtained in accordance with this Agreement, any such alternative financial institutions, collectively, the “Debt Financing Sources“) pursuant to which the Debt Commitment Parties (or Debt Financing Sources, as applicable) have agreed, subject to the terms and conditions thereof, to provide or cause to be provided the debt amounts set forth therein (the “Debt Financing“ which includes, to the extent alternative financing from alternative financial institutions is obtained in accordance with this Agreement, any such alternative financing), and (ii) executed equity commitment letters, dated as of the date hereof (the “Equity Commitment Letters“, and together with the Debt Commitment Letter, the “Commitment Letters“), pursuant to which Family LLC and Marlin Equities VII, LLC, respectively (the “Equity Financing Sources“ and, together with the Debt Financing Sources, the “Financing Sources“) have committed, subject to the terms and conditions thereof, to invest up to the respective amounts set forth therein (the “Equity Financing“, and together with the Debt Financing, the “Financing“). The Commitment Letters are in full force and effect as of the date of this Agreement, and are legal, valid and binding obligations of Parent and the other parties thereto. As of the date hereof, no amendment or modification of the Commitment Letters has been or made and the respective commitments contained in the Commitment Letters have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, there are no side letters or other agreements to which Parent or its Affiliates is a party relating to the funding of the Financing other than the Commitment Letters, the Rollover Agreement, the Exchange Agreement and any customary fee letters or engagement letters that do not impact the conditionality or amount of the Financing. Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Commitment Letters and/or the Financing that are due and payable on or prior to the date hereof (to the extent not otherwise waived by the applicable Financing Source). As of the date of this Agreement, assuming the accuracy in all material respects of the representations and warranties set forth in Article III, neither Parent nor Merger Sub has any reasonable basis to believe that it will be unable to satisfy on a timely basis any material term (to the extent such material term is to be performed or complied with prior to the Closing Date) or condition to close set forth in any of the Commitment Letters, in each case, in accordance with the terms therein, on or prior to the Closing Date. There are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in or contemplated by the Commitment Letters. The Financing will provide Parent and Merger Sub with financing on the Closing Date sufficient to pay all cash amounts required to be paid by Parent and Merger Sub under this Agreement in connection with the Merger, together with any fees and expenses of or payable by Parent and Merger Sub with respect to the Merger and the Financing on the Closing Date.

Section 4.08. Limited Guarantee, Rollover Agreement and Exchange Agreement. Concurrently with the execution of this Agreement, Parent has delivered to the Company executed copies of the Limited Guarantee, the Rollover Agreement and the Exchange Agreement. The Limited Guarantee is in full force and effect and is the valid, binding and enforceable obligation of the Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Limited Guarantee. Each of the Rollover Agreement and the Exchange Agreement is in full force and effect and is the valid, binding and enforceable obligation of Parent and each other party thereto, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of any such party under the Rollover Agreement or the Exchange Agreement.

Section 4.09. Litigation. As of the date hereof, there is no suit, action, proceeding, claim, review or investigation (whether at law or in equity, before or by any Governmental Entity or before any arbitrator) pending or, to the Knowledge of each of Parent, Merger Sub or Intermediate Holdco, threatened in writing against Parent, Merger Sub or Intermediate Holdco, as applicable, which would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, if adversely determined. As of the date hereof, there is no order, writ or injunction of any Governmental Entity or arbitrator outstanding against Parent, Merger Sub or Intermediate Holdco, as applicable, which is material to Parent, Merger Sub or Intermediate Holdco, as applicable.

Section 4.10. Solvency. Assuming (a) satisfaction of the conditions to Parent and Merger Sub’s obligation to consummate the Merger, and after giving effect to the Financing (as some or all of such Financing may be amended or replaced in compliance with Section 5.07 hereof) and the payment of the aggregate Merger Consideration, (b) any repayment or refinancing of debt as may be contemplated in the Commitment Letters, (c) the accuracy in all material respects of the representations and warranties of the Company set forth in Article III hereof, (d) any estimates, projections or forecasts of the Company have been prepared in good faith based upon assumptions that were and continue to be reasonable, (e) payment of all amounts required to be paid in connection with the consummation of the Merger, and (f) payment of all related fees and expenses, each of Family LLC, Parent, Intermediate Holdco and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Merger. For the purposes of this Agreement, the term “Solvent“ when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.11. Certain Arrangements. As of the date of this Agreement, there are no contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub or any of the Family Stockholders or any of their respective

Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Merger or (ii) between Parent, Merger Sub or any of the Family Stockholders or any of their respective Affiliates, on the one hand, and any other Person, on the other hand, pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement (other than the Voting Agreement) or the Merger or agrees to vote against any Superior Proposal.

Section 4.12. No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company, nor any of its stockholders, directors, officers, employees, advisors, agents or Representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or its business or operations, including with respect to any information provided or made available to Parent or Merger Sub. Neither the Company, nor any of its stockholders, directors, officers, employees, advisors, agents or representatives, will have or be subject to any liability or other obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or Representatives, or the use by Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or their respective stockholders, directors, officers, employees, Affiliates or Representatives in anticipation or contemplation of the Merger.

Section 4.13. Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company, or any of its stockholders, directors, officers, employees, advisors, agents or Representatives, with respect thereto.

Section 4.14. No Third Party Transaction. Neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding with any Third Party concerning the possible sale of the Surviving Corporation or all or substantially all the assets of the Surviving Corporation to a Third Party after the Merger has been consummated.

ARTICLE V.

COVENANTS AND OTHER AGREEMENTS

Section 5.01. Conduct of Business of the Company. From the date of this Agreement until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to its terms, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned) and except as set forth in Section 5.01 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and shall use its reasonable best efforts to preserve intact its business organization, assets and goodwill and current beneficial relationships with customers, suppliers and others having business dealings with it and to keep available the services of its current officers and key employees on terms and conditions substantially comparable to those currently in effect and maintain its current rights and franchises, in each case, consistent with past practice. In addition to and without limiting the generality of the foregoing, except as expressly set forth in Section 5.01 of the Company Disclosure Letter or as otherwise expressly provided for in this Agreement, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to its terms, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit any of its Subsidiaries to:

(a) adopt or propose any change in its certificate of incorporation or by-laws or other comparable organizational documents;

(b)(i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its capital stock (other than dividends or distributions declared, set aside, made or paid by any Subsidiary wholly owned by the Company or another Subsidiary to the Company or such other Subsidiary), (ii) split, combine or reclassify any of its capital stock or issue or propose or authorize the issuance of any other securities (including options, warrants or any similar security exercisable for, or convertible into, such other security) in respect of, in lieu of, or in substitution for, shares of its capital stock, or (iii) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such shares or interests;

(c) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock or other securities (including any options, warrants or any similar security exercisable for or convertible into such capital stock or similar security) other than (i) pursuant to the exercise of existing options in accordance with their present terms and (ii) pursuant to the existing written contracts or commitments set forth on Section 5.01(c) of the Company Disclosure Letter;

(d) merge or consolidate with any other Person or acquire an amount of assets or equity of any other Person (exclusive of goods purchased in the ordinary course of business consistent with past practice) in excess of $2,500,000;

(e) sell, lease, license, subject to a Lien, other than a Permitted Lien, encumber or otherwise surrender, relinquish or dispose of any assets, property or rights (including capital stock of a Subsidiary of the Company) except (i) pursuant to existing written contracts or commitments (the terms of which have been disclosed in writing to Parent prior to the date hereof), (ii) sales of inventory in the ordinary course of business consistent with past practice, (iii) a modification, amendment, or termination of any Real Property Lease in the ordinary course of business consistent with past practice or (iv) in an amount not in excess of $2,500,000 individually or in the aggregate;

(f)(i) make any loans, advances or capital contributions to, or investments in, any Person other than pursuant to any contract or other legal obligation existing at the date of this Agreement as set forth in Section 5.01(f) of the Company Disclosure Letter, (ii) create, incur, guarantee or assume any Indebtedness, issuances of debt securities, guarantees, loans or advances, other than any of the foregoing in existence as of the date of this Agreement and other than borrowings in the ordinary course of business consistent with past practices under credit facilities of the Company or any of its Subsidiaries in existence as of the date of this Agreement, (iii) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (iv) make or commit to make any capital expenditure other than in an amount not to exceed $1,000,000 individually or $2,500,000 in the aggregate;

(g)(i) increase the compensation or benefits payable or to become payable to the directors, officers, consultants or employees of the Company, or any of its Subsidiaries, (ii) establish, adopt, enter into or amend any plan, agreement, trust, fund, policy or arrangement that would be considered a Company Benefit Plan, except as contemplated by this Agreement or to the extent required by applicable Law, (iii) increase the benefits payable under any existing severance or termination pay policies or employment or other agreements, (iv) take any affirmative action to accelerate the vesting of any stock-based compensation, except as contemplated by this Agreement, (v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Company Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Company Benefit Plan or agreements or awards made thereunder), other than contributions (whether in stock or cash) made to Company Benefit Plans as required by the terms of such plans and consistent with past practice, (vi) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vii) make any material determinations not in the ordinary course of business consistent with past practice under any Company Benefit Plan, (viii) grant or promise any tax offset payment award under any Company Benefit Plan, (ix) hire or terminate the employment of any employee at the level of senior vice president or above, or (x) adopt or implement any stockholder rights plan, “poison pill” or similar arrangement or plan that is applicable to the Merger;

(h) other than in the ordinary course of business consistent with past practice, settle or compromise any action, suit, claim, litigation, proceeding, arbitration, investigation, audit or controversy (each, a “Proceeding“) or enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any material Proceeding other than such settlements and compromises that relate to Taxes (which are the subject of Section 5.01(i)) or that, individually or in the aggregate, are not material to the Business or the Company;

(i)(i) make or rescind any express or deemed material election relating to Taxes or consent to any extension of the limitations period applicable to any material Tax claim or assessment, (ii) settle or compromise any Proceeding relating to a material Tax claim, enter into a closing or similar agreement with any Taxing Authority relating to any material Taxes or surrender any right to obtain a material Tax refund, credit, offset or other reduction in Tax liability, (iii) file any amended material Tax Return (other than to correct an identified error), (iv) request a ruling relating to material Taxes or (v) change any material method of reporting income or deductions for Tax purposes from those employed in the preparation of its Tax Returns for the taxable year ending December 31, 2011;

(j) other than in the ordinary course of business consistent with past practice, (i) modify, amend or terminate, or assign, waive, release or relinquish any material rights or claims under, or grant any material consents under any Company Contract, (ii) enter into any successor agreement to an expiring Company Contract that changes the terms of the expiring Company Contract in a way that is materially adverse to the Company or any of the Subsidiaries, (iii) enter into any new contract or agreement that contains a change in control provision in favor of the other party or parties thereto or that would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby, or (iv) modify, amend or enter into any new agreement that would have been considered a Company Contract if it were entered into at or prior to the date hereof or, once entered into, assign, waive, release or relinquish any material rights or claims thereunder, or grant any material consents thereunder;

(k) enter into or renew or extend any agreements or arrangements that limit or otherwise restrict the Company or any of its Affiliates or any successor thereto, or that could, after the Effective Time, limit or restrict the Surviving Corporation or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(l) change any method of accounting or accounting principles or practices by the Company or any of its Subsidiaries, except for any such change required by a change in GAAP or a change in applicable Law;

(m) other than in the ordinary course of business consistent with past practice, terminate, cancel, amend or modify any material insurance policies maintained by it covering the Company or any of its Subsidiaries or their respective properties which is not replaced by a comparable amount of insurance coverage;

(n) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(o) abandon, dedicate to the public, convey title to or grant licenses under (other than in the ordinary course of business consistent with past practice) any material Intellectual Property or Trade Secrets of the Company or any of its Subsidiaries;

(p) accelerate or delay the payment of any material accounts payable or extend or make any agreement to extend, the payment terms of any accounts receivable;

(q) revalue in any material respect any of its assets, including writing down the value of inventory or writing down notes or accounts receivable, other than in the ordinary course of business consistent with past practice or as may be consistent with GAAP;

(r) permit any of its Subsidiaries or Affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, any non-U.S. official, in each case, in violation of the FCPA;

(s) take any actions or omit to take any actions that would or would be reasonably likely to (i) result in any of the conditions to the consummation of the transactions contemplated by this Agreement set forth in Article VI not being satisfied or (ii) materially impair the ability of the Parties to consummate the transactions contemplated hereby in accordance with the terms hereof or materially delay such consummation; or

(t) agree or commit to do any of the foregoing.

Section 5.02. Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of the occurrence, or failure to occur, of any event which occurrence or failure to occur would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (b) any material failure of the Company, on the one hand, or Merger Sub or Parent, on the other hand, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties or agreements of the Parties or the conditions to the performance by the Parties hereunder.

Section 5.03. Indemnification; Directors’ and Officers’ Insurance.

(a) Parent and the Company agree that all rights to indemnification, advancement of expenses and exculpation now existing in favor of each individual who, as of the Effective Time, is a present or former director or officer of the Company or any of its Subsidiaries (each, an “Indemnified Person“) as provided in the Constituent Documents of the Company or any of such Subsidiaries, in effect as of the date hereof, shall, with respect to matters occurring prior to the Effective Time, survive the Merger and continue in full force and effect after the Effective Time. Until the sixth anniversary of the Closing Date, the Constituent Documents of the Surviving Corporation and the Constituent Documents of its Subsidiaries shall, with respect to matters occurring prior to the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the Indemnified Persons than are set forth in the Company’s Constituent Documents or in the Constituent Documents of the Surviving Corporation’s Subsidiaries in effect as of the date of execution of this Agreement, and such provisions shall not be amended, repealed or otherwise modified prior to the sixth anniversary of the Effective Time in any manner that would adversely affect the rights thereunder, as of the Effective Time, of any Indemnified Person, with respect to matters occurring prior to the Effective Time. Parent and the Company further agree that all rights to indemnification or advancement of expenses now existing in favor of Indemnified Persons in any indemnification agreement between such person and the Company or any of its Subsidiaries, as the case may be, or under Law shall survive the Merger and continue in full force and effect in accordance with the terms of such agreement or Law.

(b) Prior to the Effective Time, the Company shall purchase a fully-paid, non-cancellable “tail” policy under the Company’s existing directors’ and officers’ insurance policy, in a form reasonably acceptable to Company and Parent (a correct and complete copy of which will be provided or made available to Parent), which (i) has an effective term of six years from the Effective Time, (ii) covers the Indemnified Persons for actions and omissions of such Indemnified Persons (in their capacities as officers and directors) occurring prior to the Effective Time and (iii) contains terms with respect to coverage and amount no less favorable than those of the applicable policy in effect on the date hereof; provided that if such “tail” policy is not available on such terms, for a period of six years after the Effective Time, the Surviving Corporation shall obtain and maintain directors and officers liability insurance policies for the Indemnified Persons with respect to matters occurring prior to the Effective Time for a period of six years from the Effective Time on terms with respect to coverage and amount no less favorable than those of the applicable policy in effect on the date hereof and from insurance providers that have the same or better ratings from A.M. Best Company, Inc. (or its successor) as the insurance providers on the date hereof.

(c) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation (or their respective successors or assigns) assume the obligations of the Surviving Corporation (or their respective successors or assigns) as contemplated by this Section 5.03. The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 5.03. The provisions of this Section 5.03 shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Persons. Notwithstanding anything to the contrary, it is agreed that the rights of an Indemnified Person under this Section 5.03 shall be in addition to, and not a limitation of, any other rights such Indemnified Person may have under the Company’s Constituent Documents, any other indemnification arrangements, the NYBCL or otherwise, and nothing in this Section 5.03 shall have the effect of, or be construed as having the effect of, reducing the benefits to the Indemnified Persons under the Company’s Constituent Documents, any other indemnification arrangements, the NYBCL or otherwise with respect to matters occurring prior to the Effective Time.

Section 5.04. Access and Information. The Company shall afford to Parent and its representatives and the Financing Sources and their respective representatives such access during normal business hours throughout the period prior to the Effective Time to the Company’s books, records (including tax returns and work papers of the Company’s independent auditors), contracts, management reports and to such other information as Parent shall reasonably request. All information obtained by Parent pursuant to this Section 5.04 shall continue to be governed by the Confidentiality Agreement. Prior to the Effective Time, the Company shall provide to Parent and its representatives and the Financing Sources and their respective representatives, promptly when available, (i) financial statements of the Company and its Subsidiaries (including balance sheet, income statement and statement of cash flows) for each month through the Effective Time, as prepared by management for internal use and (ii) any update of quarterly projections.

Section 5.05. Publicity. Parent and the Special Committee have agreed upon the text of a press release to be issued with respect to this Agreement and the transactions contemplated hereby. None of the Parties shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger or the other transactions contemplated hereby without the prior written consent of the other Parties, except as may be required by Law or any listing agreement with a national securities exchange to which the Company is a party (provided that, in any such event, the Company shall provide Parent a reasonable opportunity to review and comment on such public announcement); provided, however, that upon prior consultation with the other Party, each of the Parties may make statements that are not inconsistent with previous press releases, public disclosures or public statements made by any of the Parties in compliance with this Section 5.05.

Section 5.06. Efforts to Consummate.

(a) Subject to the terms and conditions hereof, each of the Parties hereto agrees (and shall cause its respective Subsidiaries) to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and the Ancillary Agreements, and to cooperate with each other in connection with the foregoing, including using its reasonable best efforts to (i) obtain all necessary Consents from other parties to material agreements, leases and other contracts, including those set forth in Section 3.04 of the Company Disclosure Letter, (ii) prepare, execute and deliver such instruments and take or cause to be taken such actions as any other party shall reasonably request, (iii) obtain all necessary Consents from Governmental Entities as are required to be obtained under any applicable Law, (iv) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby and (v) effect any necessary registrations and filings and submissions of information requested or required by Governmental Entities, including those contemplated by or required in connection with the performance of the obligations contained in Section 1.10.

(b) The Parties shall use their respective reasonable best efforts to resist, contest or defend any suit, claim, action or proceeding (including administrative or judicial actions and proceedings) challenging the Merger or the completion of the transactions contemplated hereby. Subject to applicable Law and the instructions of any Governmental Entity, the Parties shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other written communications received by such Party or any of their respective subsidiaries, from any Governmental Entity and/or Third Party with respect to such transactions, and, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.

(c) In connection with and without limiting the generality of clause (v) of Section 5.06(a), each of the Parties hereto shall make or cause to be made, in consultation and cooperation with the others and as promptly as practicable after the date of this Agreement (but in any event, within ten (10) Business Days following the date of this Agreement), all necessary registrations, declarations, notices and filings relating to the Merger with any other Governmental Entities under any other antitrust, competition, trade regulation or similar Laws.

Section 5.07. Financing.

(a) Subject to the terms and conditions of this Agreement, in the period between the date hereof and the Closing Date, Parent and Merger Sub shall use their respective reasonable best efforts to obtain the Financing on substantially the terms and conditions described in the Commitment Letters, and use reasonable best efforts to: (i) maintain in effect the Commitment Letters, (ii) negotiate definitive agreements with respect to the Debt Financing in accordance with the terms and conditions contained in the Debt Commitment Letter (or on terms no less favorable to Parent or Merger Sub than the terms and conditions in the Debt Commitment Letter) so that such agreements are effective no later than the Closing, (iii) satisfy prior to the Closing all conditions precedent applicable to Parent and Merger Sub in the Commitment Letters that are within their control and that have not been waived by the Financing Sources, (iv) consummate the Financing in accordance with the terms described in the Commitment Letters (or otherwise acceptable to Parent) at or prior to Closing, and (v) enforce the rights of Parent and Merger Sub under the Commitment Letters and cause the Financing Sources to fund the Financing at or prior to Closing in accordance with the terms of the Commitment Letters, including by commencing a litigation proceeding against any breaching Debt Financing Source in which Parent and Merger Sub will use their reasonable best efforts to compel such breaching Debt Financing Source to provide its portion of such Debt Financing as required. Any and all fees and expenses in connection with the Commitment Letters and/or the Financing shall be paid by Parent or, if the Closing occurs, the Surviving Corporation.

(b) Without limiting the generality of Section 5.07(a), Parent and Merger Sub shall give the Company prompt written notice of (i) Parent or Merger Sub becoming aware of any material breach by any party to the Commitment Letters, (ii) the receipt of any written notice or other written communication from any Financing Source with respect to any termination or repudiation by any party to the Commitment Letters, (iii) Parent or Merger Sub becoming aware of any material dispute or disagreement between or among any parties to any Commitment Letters that would reasonably result in a material breach under the Commitment Letters, (iv) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on substantially the terms and conditions contemplated by the Commitment Letters and (v) any amendment, modification or replacement of the Commitment Letters with copies thereof. As soon as reasonably practicable, but in any event within three (3) days of the date the Company delivers to Parent and Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to the circumstances in the foregoing sentence.

(c) Prior to the Closing, Parent and Merger Sub shall not agree to, or permit, any amendment or modification of, or waiver under, the Commitment Letters without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed) if such proposed amendment, modification, supplement, restatement or replacement (x) materially reduces the aggregate amount of the Debt Financing or the Equity Financing to be funded at

Closing which has not otherwise been replaced by another binding financing source reasonably acceptable to the Company; provided, that the Company agrees that any increase in the amount of the Equity Financing by the Equity Financing Sources in at least the amount of any deficiency in the Debt Financing and a binding commitment on terms and conditions not materially less favorable to the Company’s interests than the existing Debt Commitment Letter from a reasonably acceptable alternative debt financing source in at least the amount of such deficiency, in each case, is acceptable, or (y) imposes new or additional conditions precedent to funding or otherwise expands, amends or modifies the then existing conditions precedent to funding to the Financing on the Closing, in each case in a manner that would reasonably be expected to (i) prevent, hinder or delay the Closing or (ii) adversely impact the ability of Parent and Merger Sub to enforce their rights against the other parties to the Commitment Letters or the ability of the Company to enforce its rights under the Equity Commitment Letters, in each of clauses (i) and (ii) in any material respect. Parent and Merger Sub shall not release or consent to the termination of the obligations of the Financing Sources under the Commitment Letters, except for assignments and replacements of an individual lender under the terms of or in connection with the syndication of the Debt Financing or as otherwise expressly contemplated by the Debt Commitment Letter, provided that such assignments or replacements would not prevent, delay or impair the availability of the Debt Financing under the Debt Commitment Letter or the consummation of the transactions contemplated by this Agreement.

(d) Other than as permitted in clauses (a)-(c) above, in the event that Parent or Merger Sub become aware that any material portion of the Financing is reasonably likely not to be available at Closing under the Commitment Letters, Parent and Merger Sub shall (i) promptly notify in writing the Company of such circumstances and the reasons therefor and (ii) use their respective reasonable best efforts to obtain alternative financing from alternative financial institutions reasonably acceptable to the Company in an amount sufficient to consummate the transactions contemplated by this Agreement upon conditions not materially less favorable to the Company’s interests than the existing Commitment Letters as promptly as practicable following the occurrence of such event (and in any event no later than the Closing). Parent shall furnish the Company with complete, correct and executed copies of any material definitive agreements with respect to the Financing (including any alternative financing agreement) promptly upon their execution and shall keep the Company reasonably informed of the status of its efforts to arrange and consummate the Financing.

(e) In the period between the date hereof and the Closing Date, upon the request of Parent and Merger Sub, the Company shall and shall cause its Subsidiaries and its and their respective officers, directors, managers, employees, accountants, consultants, legal counsel, agents and other representatives, at Parent’s sole expense, to cooperate reasonably in connection with the arrangement and obtaining of the Financing, including (i) providing to Parent, Merger Sub and their Financing Sources from time to time all financial and other pertinent information regarding the Company and its industry reasonably requested by them (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries customary for such Debt Financing or reasonably necessary for the syndication of the Debt Financing by the Debt Financing Sources), (ii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with prospective lenders and sessions with rating agencies in connection with the Debt Financing, including direct contact between senior management (with appropriate seniority and expertise) and representatives (including accountants) of the Company and its Subsidiaries, on the one hand, and the Debt Financing Sources, potential lenders and investors for the Debt Financing, on the other hand, (iii) furnishing all financial statements reasonably required by the Commitment Letters within the time periods specified therein, (iv) assisting with the preparation and entering into as of the Effective Time of definitive agreements with respect to the Debt Financing (including review as of any disclosure schedules related thereto for completeness and accuracy) or the amendment of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements, or other agreements, in each case, on terms satisfactory to Parent and that are reasonably requested by Parent in connection with the Debt Financing (provided, however, that prior to the Effective Time the Company shall only be required to amend any such agreement if the Guarantor shall provide the Company with indemnification satisfactory to the Company for the effects of any such amendment), (v) assisting with the preparation of materials for rating agency presentations, offering and syndication documents (including public and private information memoranda and lender presentations), business projections and similar marketing documents required in connection with the Debt Financing (provided, that any such presentations and similar documents shall contain disclosure and pro forma financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor and Parent shall be solely responsible for the preparation of any such pro forma financial statements contained therein, provided, that, the Company shall use its reasonable best efforts to cause its independent auditors to provide its reasonable cooperation and assistance in connection with the preparation of such pro forma financials) and other materials to be used in connection with obtaining the Debt Financing and all documentation and other information required by the Debt Financing Sources for compliance with applicable “know your customer” and anti-money laundering rules and regulations, including U.S.A. Patriot Act of 2001, (vi) cooperating reasonably with the Financing Sources’ due diligence, (vii) executing customary authorization and management representation letters, (viii) reasonably cooperating in satisfying the conditions precedent set forth in the Commitment Letters or any definitive document relating to the Financing (to the extent the satisfaction of such condition requires the cooperation of, and is within the control of, the Company and its Subsidiaries), including but not limited to (A) permitting, subject to appropriate confidentiality arrangements, the prospective lenders and investors to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements and (B) establishing bank and other accounts and security arrangements in connection with the foregoing, (ix) issuing customary representation letters to auditors and using reasonable best efforts to obtain legal opinions, surveys, title insurance, accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Company, (x) executing and delivering, as of the Effective Time, any guarantees, pledge and security documents, other definitive financing documents, or other certificates or documents contemplated by the Debt Commitment Letter and hedging agreements as may be reasonably requested by Parent or Merger Sub (including a customary certificate of the chief financial officer of the Company with respect to solvency matters and otherwise reasonably facilitating the pledging of collateral or provision of guarantees in connection with the Debt Financing), (xi) using reasonable best efforts to obtain such consents, approvals, authorizations and instruments which may reasonably be requested by Parent or Merger Sub to permit the consummation of the Debt Financing, including, but not limited to, collateral arrangements, including obtaining payoff letters, releases, terminations, landlord waivers and access agreements, waivers, consents, estoppels and approvals as may be required in connection therewith, (xii) using reasonable best efforts to ensure that the Financing Sources benefit from the existing lending relationships of the Company and its Subsidiaries, (xiii) using its reasonable best efforts to permit any cash and marketable securities of the Company and its Subsidiaries to be made available to Parent and Merger Sub at the Effective Time, and (xiv) as of the Effective Time, taking all corporate actions necessary to authorize the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately upon the Effective Time; provided that, notwithstanding anything to the contrary contained in this Agreement (including this Section 5.07), nothing in this Agreement shall require any cooperation to the extent that it would require the Company or any of its Subsidiaries or representatives, as applicable, to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses or incur any liability prior to the Effective Time. All non-public information or other confidential information provided pursuant to this Section 5.07 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and its Affiliates shall be permitted to disclose such information to potential syndicate members during syndication, subject to customary confidentiality undertakings by such potential syndicate members. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing, provided that such logos are used in a manner that is not intended to harm or disparage the Company, its Subsidiaries or their marks and on such other customary terms and conditions as the Company may reasonably impose.

(f) Parent shall, if the Closing has not occurred, promptly upon request by the Company or promptly after termination of this Agreement (other than a termination pursuant to Section 7.01(c) or Section 7.01(d)(ii)), reimburse the Company for all documented reasonable out-of-pocket expenses and costs incurred in connection with the performance by the Company or other Persons obligated under this Section 5.07 of its obligations under this Section 5.07.

Section 5.08. No Solicitation.

(a) The Company shall not, nor shall it authorize or permit any of its Subsidiaries or any of its or their respective Representatives to (and shall use its reasonable best efforts to cause such Persons not to), directly or indirectly (i) initiate, induce, solicit, knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiry or the making, submission or announcement of any proposal that constitutes or could reasonably be expected to lead to a Takeover Proposal, (ii) approve, adopt or recommend, or propose to approve, adopt or recommend, any Takeover Proposal or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to, or that could reasonably be expected to lead to, any Takeover Proposal, (iii) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement or breach its obligations hereunder, or propose or agree to do any of the foregoing, (iv) fail to enforce, or grant any waiver under, any standstill or similar agreement with any Person or (v) engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to the Company in connection with or in response to, or otherwise cooperate with or take any other action to facilitate any proposal that (A) constitutes, or could reasonably be expected to lead to, any Takeover Proposal or (B) requires the

Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement. The Company shall, and shall direct each of its Subsidiaries and each agent or representative of any of the foregoing to, immediately cease any discussions, negotiations, or communications with any party with respect to any Takeover Proposal. Notwithstanding the foregoing, prior to the receipt of the Company Stockholder Approval and Minority Approval, the Company may, in response to a bona fide written Takeover Proposal that did not result from a breach of this Section 5.08(a), and subject to compliance with Section 5.08(c):

(A) the Company may contact the party that submitted such Takeover Proposal to clarify the terms and conditions thereof;

(B) furnish information or data with respect to the Company or any of its Subsidiaries to the Person making such Takeover Proposal and its Representatives pursuant to and in accordance with a confidentiality agreement containing terms and conditions no less restrictive than those contained in the Confidentiality Agreement, provided that (i) such confidentiality agreement shall not contain any provisions that would prevent the Company from complying with its obligation to provide the required disclosure to Parent pursuant to Section 5.08(b), and (ii) all such information provided to such Person has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such Person; and

(C) participate in discussions or negotiations with such Person or its Representatives regarding such Takeover Proposal;

provided, in the case of clause (B), that the Special Committee determines in good faith, by resolution duly adopted after consultation with its outside legal counsel and financial advisor of nationally recognized reputation, that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal. The Company shall promptly notify Parent (within two Business Days) in writing of any such determination by the Special Committee that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal. The Company shall promptly inform its Representatives of the obligations undertaken in this Section 5.08. Without limiting the foregoing, any violation of the restrictions set forth in this Section 5.08 by any Representative of the Company or any of its Subsidiaries, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 5.08 by the Company.

(b) As promptly as practicable after the receipt by the Company of any Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Takeover Proposal, and in any case within two Business Days after the receipt thereof, the Company shall provide oral and written notice to Parent of (i) such Takeover Proposal or inquiry, (ii) the identity of the Person making any such Takeover Proposal or inquiry, and (iii) the material terms (including the price) and conditions of any such Takeover Proposal or inquiry (including any amendments or modifications thereto). The Company shall keep Parent reasonably informed on a current basis of the status of any such Takeover Proposal, including any material changes to the terms and conditions thereof, and promptly (but in any event within two Business Days after the receipt thereof) provide Parent with copies of all written or e-mail correspondence or other communications and other written materials, and summaries of all oral correspondence or other communications, sent or provided to or by the Company and its Representatives in connection with any Takeover Proposal. The Special Committee shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisor of nationally recognized reputation) any proposed alteration of the terms of this Agreement or the Merger proposed by Parent in response to any Takeover Proposal. The Company shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable Laws or to otherwise cause such restrictions not to apply.

(c) Except as permitted by this Section 5.08(c) or Section 5.08(d), neither the Board of Directors nor any committee thereof (including the Special Committee) shall, directly or indirectly, (i) effect a Change in the Company Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (ii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act or (iii) approve any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to, or that may reasonably be expected to lead to, any Takeover Proposal. At any time prior to the Company Stockholder Approval and Minority Approval having been obtained, but not after, the Special Committee may, in response to a Superior Proposal or an Intervening Event, effect a Change in the Company Recommendation, provided that the Special Committee determines in good faith, by resolution duly adopted after consultation with its outside legal counsel, that the failure to do so would constitute a breach of its fiduciary duties to the stockholders of the Company under applicable Law; provided, further, that the Special Committee may not effect a Change in the Company Recommendation pursuant to this Section 5.08(c) unless the Special Committee shall have first provided prior written notice to Parent of its intention to make such Change in the Company Recommendation, at least three (3) Business Days in advance of taking such action, which notice shall include the reasonable details regarding the cause for, and nature of, the Change in the Company Recommendation.

(d) Nothing contained in this Section 5.08 shall prohibit the Company, the Board of Directors or the Special Committee from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act in respect of any Takeover Proposal or (ii) making any disclosure to the stockholders of the Company or taking any other action required to comply with applicable Law (including their fiduciary duties thereunder). Any public disclosure by the Company relating to a Takeover Proposal (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in the Company Recommendation unless the Board of Directors expressly publicly reaffirms its approval or recommendation of this Agreement and the Merger in such disclosure, or in the case of a “stop, look and listen” or similar communication, in a subsequent disclosure on or before the earlier of (i) the last day of the ten (10) business day period under Rule 14d-9(f) under the Exchange Act and (ii) two Business Days before the Company Stockholders Meeting.

(e) For purposes of this Agreement:

“Takeover Proposal“ means any proposal or offer in respect of (i) a tender or exchange offer, merger, consolidation, business combination, share exchange, reorganization, recapitalization, liquidation, dissolution, or similar transaction involving the Company or any Subsidiary that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X, but substituting 20% for the references to 10% therein) (any of the foregoing, a “Business Combination Transaction“) with any Third Party, (ii) the Company’s acquisition of any Third Party in a Business Combination Transaction in which the stockholders of the Third Party immediately prior to consummation of such Business Combination Transaction will own more than 20% of the Company’s outstanding capital stock immediately following such Business Combination Transaction, including the issuance by the Company of more than 20% of any class of its equity securities as consideration for assets or securities of a Third Party, (iii) any direct or indirect acquisition by any Third Party of 20% or more of any class of capital stock of the Company or of 20% or more of the consolidated assets of the Company and its Subsidiaries, in a single transaction or a series of related transactions or (iv) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, in each case other than the transactions contemplated by this Agreement.

“Intervening Event“ means a material event, change, development, effect, occurrence or state of facts that was not known or reasonably foreseeable to the Board of Directors or the Special Committee on the date of this Agreement, and becomes known to the Board of Directors or the Special Committee before the Company Stockholder Approval and Minority Approval; provided, that in no event shall the receipt, existence of or terms of a Takeover Proposal or any inquiry relating thereto constitute an Intervening Event.

“Superior Proposal“ means any bona fide written proposal or offer made by a Third Party in respect of a Business Combination Transaction involving, or any purchase or acquisition of, (i) a majority of the voting power of the Company’s capital stock or (ii) a majority of the consolidated assets of the Company and its Subsidiaries, which Business Combination Transaction or other purchase or acquisition contains terms and conditions that the Special Committee determines in good faith, by resolution duly adopted after consultation with its outside counsel and financial advisor of nationally recognized reputation, would result in a transaction that (A) if consummated, would be more favorable to the Public Stockholders than the Merger and the transactions contemplated by this Agreement, taking into account all of the terms and conditions of such proposal and of this Agreement (including any proposal by Parent to amend the terms of this Agreement and including in each case the risks, probabilities and timing of consummation), and (B) is reasonably capable of being consummated on the terms so proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

Section 5.09. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date hereof against the Company or any of its directors or executive officers by any stockholder of the Company relating to this Agreement, the Merger, any other transaction contemplated hereby or otherwise, without the prior written consent of Parent, which shall not be unreasonably withheld or delayed.

Section 5.10. Expenses. Except as expressly set forth in Section 7.03, all Expenses shall be paid by the party incurring such Expenses (it being understood and agreed that Expenses associated with the printing, filing and mailing of the Proxy Statement and the Schedule 13E-3 and any amendments or supplements thereto, and the solicitation of stockholder approvals shall be borne by the Company), provided that, in the event the Closing occurs, any such Expenses incurred by Parent and its Affiliates shall be paid by the Surviving Corporation.

Section 5.11. Transfer Taxes. Subject to the provisions of Section 2.02(b), all Transfer Taxes, including any Transfer Taxes attributable to the transfer of the beneficial ownership of the Real Property, incurred in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including the Merger, shall be paid by either Parent or the Surviving Corporation and expressly shall not be a liability of any holder of Company Stock. The Company shall cooperate with Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes, including supplying in a timely manner a complete list of all of the Real Property and any information with respect to such Real Property that is reasonably necessary to complete such Tax Returns. The portion of the Merger Consideration allocable to the Real Property shall be determined by Parent in its reasonable discretion.

Section 5.12. Ancillary Agreements. At the Closing, the Parties shall duly execute and deliver to each other, or cause to be duly executed and delivered, those Ancillary Agreements not entered into concurrently herewith.

Section 5.13. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14. Governance Matters. The Company shall take all reasonable action to cause, effective at the Effective Time, if requested by Parent, the resignations of such directors of the Company and/or its Subsidiaries as Parent may request.

Section 5.15. SEC Reports. During the period prior to the Effective Time, the Company shall continue to timely file or furnish all forms, reports, statements, schedules and other materials with the SEC required to be filed or furnished pursuant to the Exchange Act or other federal securities Laws.

ARTICLE VI.

CONDITIONS

Section 6.01. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, including the Merger, are subject to the satisfaction or waiver (by mutual written consent of the Parties, except for the condition set forth in Section 6.01(b), which may not be waived in any circumstance) at or prior to the Closing of each of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Minority Approval. The Minority Approval shall have been obtained.

(c) No Order. No court of competent jurisdiction or United States federal or state Governmental Entity shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement; provided, however, that the Parties shall use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

Section 6.02. Conditions to Obligation of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the transactions contemplated by this Agreement, including the Merger, are subject to the satisfaction or waiver by Parent, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to materiality or Material Adverse Effect, shall be true and correct, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation or warranty speaks as of another date), except where the failure of any such representation or warranty to be true and correct as so made, individually or in the aggregate with all other such failures, has not had nor could reasonably be expected to have a Material Adverse Effect, provided that (i) the representations and warranties of the Company in Sections 3.01, 3.02, 3.03 and 3.23 shall be true and correct in all material respects and (ii) the representations and warranties of the Company in Sections 3.06(i) and 3.19 shall be true and correct in all respects. For purposes of clause (i) of this Section 6.02(a), if one or more inaccuracies in the representations and warranties set forth in Section 3.02(a) and (b) would cause the aggregate amount required to be paid by Parent or Merger Sub to effectuate the Merger and consummate the transactions contemplated hereby on the Closing Date, whether pursuant to Article I or otherwise, to increase by $1,000,000 or more, such inaccuracy or inaccuracies will be considered material.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) No Material Adverse Change. From the period beginning on the date of this Agreement, there shall not have been any state of facts, event, change, effect, development, condition or occurrence (or, with respect to facts, events, changes, effects, developments, conditions, or occurrences existing prior to the date hereof, any worsening thereof) that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect.

(d) Tax Certification. Parent shall have received a certification from the Company in the form prescribed by Treasury regulations under Section 1445 of the Code to the effect that the Company is not (and was not at any time during the five-year period ending on the Closing Date) a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

Section 6.03. Conditions to Obligations of the Company. The obligation of the Company to effect the transactions contemplated by this Agreement, including the Merger, is subject to the satisfaction or waiver by the Company on or prior to the Closing Date, of the following additional conditions:

(a) Representations and Warranties. Each of the representations and warranties of Merger Sub and Parent set forth in this Agreement, in each case, made as if none of such representations and warranties contained any qualifications or limitations as to materiality or material adverse effect, shall be true and correct, in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty speaks as of another date), except where the failure of any such representation and warranty to be true and correct as so made, individually or in the aggregate with all such failures, has not had nor could reasonably be expected to have a Parent Material Adverse Effect, provided that the representations and warranties of Parent in Sections 4.01, 4.02 and 4.08 shall be true and correct in all material respects. The Company shall have received a certificate signed on behalf of Parent and Merger Sub of an executive officer of Parent to such effect.

(b) Performance of Obligations of Merger Sub and Parent. Each of Merger Sub and Parent shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement and the Ancillary Agreements at or prior to the Closing Date and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

(c) Ancillary Agreements. Each of the Ancillary Agreements shall have been executed and delivered by each party thereto (other than the Company) and shall be in full force and effect.

Section 6.04. Frustration of Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.06.

ARTICLE VII.

TERMINATION, AMENDMENT AND WAIVER

Section 7.01. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether prior to or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent and the Company (acting at the direction of the Special Committee);

(b) by either Parent or the Company (with the prior approval of the Special Committee), if:

(i) the Merger shall not have been consummated by December 3, 2012 (such date, the “Termination Date“); provided, that the right to terminate the Agreement pursuant to this Section 7.01(b)(i) shall not be available to any Party whose failure to perform any of its obligations under this Agreement (including the obligation to effect the Merger on the day specified in Section 1.02) has been the primary cause of the failure of the Merger to be consummated by such time;

(ii) any Governmental Entity of competent jurisdiction issues an order, judgment, decision, opinion, decree or ruling or takes any other action (which the Party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve, annul, quash or lift, as applicable) permanently restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decision, opinion, decree or ruling or other action shall have become final and non-appealable, provided, that the right to terminate the Agreement pursuant to this Section 7.01(b)(ii) shall not be available to any Party whose failure to perform any of its obligations under this Agreement has been the primary cause of any such order, decision, opinion, decree or other action; or

(iii) the Company Stockholder Approval and the Minority Approval shall not have been obtained at the Company Stockholders Meeting or any adjournment or postponement thereof;

(c) by Parent, if:

(i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by the Company prior to the Termination Date or if capable of being cured, shall not have been cured within 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent, and (B) would result in a failure of any condition set forth in Sections 6.02(a) or (b), provided, that Parent’s right to terminate this Agreement pursuant to this Section 7.01(c)(i) shall not be available if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) a Change in the Company Recommendation shall have occurred;

(d) by the Company (with the prior approval of the Special Committee), if:

(i) Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform (A) is incapable of being cured by Parent or Merger Sub, as the case may be, prior to the Termination Date or if capable of being cured, shall not have been cured within 30 days following receipt by Parent of written notice of such breach or failure to perform from the Company and (B) would result in a failure of any condition set forth in Sections 6.03(a) or (b), provided, that the Company’s right to terminate this Agreement pursuant to this Section 7.01(d)(i) shall not be available if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) a Change in the Company Recommendation shall have occurred.

Section 7.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, and there shall be no liability on the part of any Party, except for the provisions of this Section 7.02, Section 7.03 and Article VIII, each of which shall remain in full force and effect; provided, however, that no Party shall be relieved or released from any liability or damages arising from a willful or intentional material breach of any provision of this Agreement.

Section 7.03. Fees and Expenses in the Event of Termination.

(a) Except as otherwise provided herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) The Company shall reimburse Parent for the Expenses of Parent if this Agreement is terminated pursuant to Section 7.01(c)(i). Any such reimbursement shall be paid by wire transfer of same day funds to an account designated by Parent within two (2) Business Days after demand therefor by Parent following the termination event giving rise to the reimbursement obligation. If this Agreement is terminated pursuant to Section 7.01(c)(ii) or Section 7.01(d)(ii), then the Company shall pay to Parent in cash, at the time specified in the next sentence, a nonrefundable fee in the amount of $3,000,000 (the “Termination Fee“). The Termination Fee shall be paid by the Company within two (2) Business Days after demand therefor by Parent following the termination event giving rise to the obligation of the Company to pay the Termination Fee. Notwithstanding anything to the contrary contained herein, and subject to the proviso set forth in Section 7.02, if this Agreement is terminated in one of the circumstances set forth in this Section 7.03(b), Parent’s right to receive the Expense reimbursement or payment of the Termination Fee, as applicable, from the Company shall be the sole and exclusive remedy of Parent, its Affiliates, the Equity Financing Sources, the Family Stockholders and their respective Affiliates against the Company or any of its former, current or future stockholders, directors, officers, employees, representatives, agents or Affiliates (collectively, the “Company Related Parties“) for, and Parent and Merger Sub shall be deemed to have waived all other remedies

(including equitable remedies) with respect to, any loss suffered as a result of any failure of the Merger to be consummated or for any breach by the Company of its obligation to consummate the Merger or any representation, warranty, covenant or agreement set forth herein or for any breach by any Company Related Party of any representation, warranty, covenant or agreement set forth in any Ancillary Agreement, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Ancillary Agreements or any other document executed in connection with the transactions contemplated hereby or thereby.

(c) Parent shall reimburse the Company for the Expenses of the Company if this Agreement is terminated pursuant to Section 7.01(d)(i). Any such reimbursement shall be paid by wire transfer of same day funds to an account designated by the Company within two (2) Business Days after demand therefor by the Company following the termination event giving rise to the reimbursement obligation. In addition to reimbursement of Expenses as set forth in this Section 7.03(c), if this Agreement is terminated (i) pursuant to Section 7.01(d)(i) based on a failure by Parent and Merger Sub to effect the Merger solely as a result of an uncured Financing Failure, then Parent shall pay to the Company in cash, at the time specified in the next sentence, a nonrefundable fee in the amount of $3,000,000 (the “Financing Failure Termination Fee“) or (ii) pursuant to Section 7.01(d)(i) as a result of an intentional breach or failure to perform by Parent or Merger Sub and the Financing Failure Termination Fee is not payable pursuant to clause (i) of this sentence, then Parent shall pay to the Company in cash, at the time specified in the next sentence, a nonrefundable fee in the amount equal to the excess of (A) $15,000,000 over (B) any Expenses of the Company reimbursed by Parent under this Section 7.03(c) (such excess, the “Reverse Termination Fee“). The Financing Failure Termination Fee or the Reverse Termination Fee shall be paid by Parent within two (2) Business Days after demand therefor by the Company following the termination event giving rise to the obligation of the Parent to pay the Financing Failure Termination Fee or the Reverse Termination Fee. Notwithstanding anything to the contrary contained herein (including Section 7.02), if this Agreement is terminated in one of the circumstances set forth in this Section 7.03(c), the Company’s right to receive the Expense reimbursement and/or payment of any Financing Failure Termination Fee or Reverse Termination Fee, as applicable, from Parent (or the Guarantor pursuant to the Limited Guarantee in respect thereof) shall be the sole and exclusive remedy of the Company Related Parties against Parent, Merger Sub, the Guarantor, the parties to the Rollover Agreement and the Exchange Agreement, the Financing Sources or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers, employees, representatives, agents or Affiliates (collectively, the “Parent Related Parties“) for, and the Company shall be deemed to have waived all other remedies (including equitable remedies) with respect to, any loss suffered as a result of any failure of the Merger to be consummated or for any breach by Parent or Merger Sub of its obligation to consummate the Merger (including the Financing) or any representation, warranty, covenant or agreement set forth herein or for any breach by any Parent Related Party of any representation, warranty, covenant or agreement set forth in any Ancillary Agreement, the Commitment Letters or any other document executed in connection with the Financing, and upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, the Ancillary Agreements, the Commitment Letters or any other document executed in connection with the Financing or the transactions contemplated hereby or thereby. For the avoidance of doubt, under no circumstances shall (A) the Company be entitled to monetary damages in excess of the amount of $15,000,000 (including the Expenses of the Company), (B) the Company be permitted or entitled to receive both a grant of an injunction, specific performance or other equitable relief pursuant to Section 8.08, pursuant to which the Closing occurs, and any money damages, including all or any portion of the Financing Failure Termination Fee or Reverse Termination Fee or (C) the Company be entitled to receive both the Financing Failure Termination Fee and the Reverse Termination Fee.

Section 7.04. Amendment; Company Action. This Agreement may not be amended and no waiver, consent or approval by or on behalf of the Company (or Special Committee, if applicable) may be granted except pursuant to an instrument in writing signed by or on behalf of the Company (or Special Committee, if applicable) following approval of such action by the Special Committee and signed by Parent; provided, however, that following the Company Stockholder Approval at the Company Stockholders Meeting, if applicable, no amendment may be made to this Agreement that by law requires further approval or authorization by the stockholders of the Company or Merger Sub without such further approval or authorization. From and after the date hereof, the Board of Directors shall act solely through the Special Committee with respect to any actions of the Company to be taken with respect to this Agreement, including any amendment, modification, or waiver of this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, Sections 5.07(e), 7.03(c), 8.03, 8.07 and 8.10 and this Section 7.04 may not be modified in a manner adverse to any Debt Financing Source without such Debt Financing Source’s prior written consent.

Section 7.05. Extension and Waiver. At any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval and the Minority Approval at the Company Stockholders Meeting, if applicable:

(a) the Special Committee on behalf of the Company may (i) extend the time for the performance of any of the obligations or other acts of Merger Sub and Parent, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by Merger Sub or Parent pursuant hereto or (iii) waive compliance by Merger Sub or Parent with any of the agreements or with any conditions to the Company’s obligations (except for the condition set forth in Section 6.01(b), which may not be waived in any circumstance).

(b) Parent may (i) extend the time for the performance of any of the obligations or other acts of the Company, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered by the Company pursuant hereto or (iii) waive compliance by the Company with any of the agreements or with any conditions to Merger Sub or Parent’s obligations (except for the condition set forth in Section 6.01(b), which may not be waived in any circumstance).

(c) Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party by a duly authorized officer.

ARTICLE VIII.

MISCELLANEOUS

Section 8.01. Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or the termination of this Agreement pursuant to Section 7.01, as the case may be, except that the agreements set forth in Section 7.02, 7.03 and Article VIII shall survive termination and this Section 8.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time. Upon any termination of this Agreement, the Limited Guarantee shall terminate to the extent provided therein.

Section 8.02. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or sent by telecopy, overnight courier service or by registered or certified mail (postage prepaid, return receipt requested), to the respective Parties at the following addresses or at such addresses as shall be specified by the Parties by like notice:

(a)	If to Parent or Merger Sub:

c/o Kenneth Cole Productions, Inc.

603 West 50th Street

New York, NY 10019

Telecopier: 1-866-698-7042

Attention: Kenneth D. Cole

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Telecopier: (212) 728-9129

Attention: Adam M. Turteltaub

(b)	If to the Company or the Special Committee:

Kenneth Cole Productions, Inc.

603 West 50th Street

New York, NY 10019

Telecopier: (212) 315-8279

Attention: Michael Colosi

with a copy to (which shall not constitute notice):

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

Telecopier: (212) 839-5599

Attention: Joseph W. Armbrust

Section 8.03. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that mandatory provisions of federal law apply. Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the courts of the State of New York and any appellate court thereof and the United States District Court for the Southern District of New York and any appellate court thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such action except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such courts, (c) waives, to the fullest extent it may legally and effectively do so any objection which it may now or hereafter have to venue of any such action or proceeding in any such courts, and (d) waives, to the fullest extent permitted by Law, the defense of any inconvenient forum to the maintenance of such action or proceeding in any such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Parties to this Agreement irrevocably consents to service of process in any such action or proceeding in the manner provided for notices in Section 8.02 of this Agreement; provided, however, that nothing in this Agreement shall affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 8.04. Entire Agreement; Assignment. This Agreement (together with the Exhibits hereto and the Company Disclosure Letter), the Confidentiality Agreement and the Ancillary Agreements contain the entire agreement among the Parties with respect to the Merger and the other transactions contemplated hereby and thereby and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to these matters. Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void, except that Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent without the consent of the Company, but no such assignment shall relieve Parent of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.05. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any terms or provisions of this Agreement in any other jurisdiction so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.06. Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limiting the generality of the foregoing”. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. No Person is asserting the truth of any representation and warranty set forth in this Agreement; rather the parties have agreed that if any representations and warranties of any party prove untrue, the other party shall have the specific, express rights and remedies herein specified as the exclusive remedy therefor, but that no other rights, remedies or causes of action (whether in law or in equity or whether in contract or in tort) are permitted to any party hereto as a result of the untruth of any such representation and warranty.

Section 8.07. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors, legal representatives and permitted assigns, and, except for the provisions of Section 5.03, 7.03(c), 7.04, 8.03, 8.08(b) and 8.10 hereof, which shall be enforceable by the beneficiaries contemplated thereby (including, to the extent applicable, by any Financing Source and any Parent Related Party), nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, except for (a) the right of the Public Stockholders to receive the Merger Consideration under Section 1.07 following the Closing, (b) Sections 1.08 and 5.03 and (c) the right of the Company on behalf of its shareholders and option holders to pursue damages (including claims for damages based on loss of the economic benefits of the Merger to the Company’s shareholders and option holders) not to exceed $15,000,000 (including the Expenses of the Company) in the event of Parent’s or Merger Sub’s intentional breach of this Agreement (unless the Closing has occurred or the Company has received the Financing Failure Termination Fee or the Reverse Termination Fee in accordance with Section 7.03(c)), which right is hereby expressly acknowledged and agreed by Parent and Merger Sub. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that (i) the Company derives no contractual rights, whether as third party beneficiary or otherwise, under the Debt Commitment Letter or any financing documents related to the Debt Financing and shall not be entitled to enforce the Debt Commitment Letter or any document against any agent, arranger, bookrunner, lender, letter of credit issuer or other financing party that is a party to the Debt Commitment Letter or any financing documents related to the Debt Financing or its Affiliates (collectively, the “Debt Financing Group“), (ii) the Company waives and agrees not to pursue any claim (including any claim under contracts, any claim in tort and any claim for specific performance) it may have against any member of the Debt Financing Group with respect to the failure of the Debt Financing to close, (iii) no Financing Source (other than the Principal Stockholder pursuant to the terms and conditions of the Limited Guarantee) shall have any liability to pay any Financing Failure Termination Fee or Reverse Termination Fee or any other obligation of Parent or its Affiliates hereunder and (iv) the Debt Financing Sources shall have no obligation to provide any Debt Financing except in accordance with the terms and conditions of the Debt Commitment Letter or any definitive agreements with respect to the Debt Financing.

Section 8.08. Remedies.

(a) The Parties hereto agree that irreparable harm would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms hereof in addition to any other remedies to which they are entitled at Law or in equity. Each of the Parties hereto hereby waives any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate. Except as otherwise provided herein, all remedies available under this Agreement, at Law or otherwise, shall be deemed cumulative and not alternative or exclusive of other remedies. The exercise by any Party of a particular remedy shall not preclude the exercise of any other remedy.

(b) The Parties hereto further agree that (i) the current, former and prospective members of Parent and their respective Affiliates (other than Parent and Merger Sub) are not Parties to this Agreement, (ii) except to the extent expressly provided in the Ancillary Agreements and the Commitment Letters, the Company shall not have any right to cause any monies or other assets to be contributed to Parent or Merger Sub by any current, former or prospective holder of interests in Parent or any of their respective Affiliates, trustees or beneficiaries, and (iii) except to the extent expressly provided in the Ancillary Agreements and the Commitment Letters, the Company may not otherwise pursue any claim or seek any legal or equitable remedy in connection with this Agreement (including, for avoidance of doubt, monetary damages and specific performance) against any current, former or prospective holder of interests in Parent or any Affiliate, trustee or beneficiary thereof (other than Merger Sub). Notwithstanding the foregoing, it is explicitly agreed that the Company shall only have a right to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s, the Family Stockholders’ and their Affiliates’ obligations under the Ancillary Agreements, their obligations to cause the Equity Financing to be funded to fund the Merger and the obligations of the Equity Financing Sources under the Equity Commitment Letters, subject to the requirements that (i) all conditions in Sections 6.01 and 6.02 (other than those conditions that by their terms are to be satisfied by actions taken at Closing) have been satisfied or waived, (ii)

the Debt Financing (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 5.07) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and the terms of the Ancillary Agreements are complied with at the Closing and (iii) the Company has confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions that are within its control to cause the Closing to occur.

Section 8.09. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 8.10. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE COMMITMENT LETTERS OR THE PERFORMANCE THEREOF). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS CONTAINED IN THIS SECTION 8.10.

Section 8.11. Definitions. As used in this Agreement:

“Affiliate” has the meaning set forth in Rule 12(b)-2 under the Exchange Act. As “Affiliates” is used in this Agreement, the Company and its Subsidiaries shall not be deemed to be Affiliates of the Principal Stockholder, any Family Stockholder, Parent, Merger Sub or Intermediate Holdco.

“Ancillary Agreements” means the Voting Agreement, the Rollover Agreement, the Exchange Agreement and the Limited Guarantee.

“Associate” has the meaning set forth in Section 912(a)(3) of the NYBCL.

“Business” means the business and operations of the Company and its Subsidiaries as currently conducted.

“Business Day” means any day on which banks are not required or authorized to close in the City of New York.

“Company Financial Statements” means the consolidated financial statements of the Company and its Subsidiaries included in the Company SEC Reports together, in the case of year-end statements, with reports thereon by the independent auditors of the Company, including in each case a consolidated balance sheet, a consolidated statement of operations, a consolidated statement of changes in shareholders’ equity and a consolidated statement of cash flows, and accompanying notes.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of March 9, 2012, between Kenneth D. Cole, the Special Committee and the Company, and joined by Marlin Equities VII, LLC, in its capacity as a Financing Source to Kenneth D. Cole, by letter dated as of May 14, 2012.

“Consents” means consents, approvals, waivers, authorizations, permits, filings or notifications.

“Constituent Documents” means with respect to any entity, the certificate or articles of incorporation, the by-laws of such entity or any similar charter or other organizational documents of such entity.

“Environmental Law” means any foreign, federal, state or local law, treaty, statute, rule, regulation, order, ordinance, decree, injunction, judgment, governmental restriction or any other requirement of law (including common law) regulating or relating to the protection of human health, safety (as it relates to Releases of Hazardous Substances), natural resources or the environment, including laws relating to wetlands, pollution, contamination or the use, generation, management, handling, transport, treatment, disposal, storage, Release or threatened Release of Hazardous Substances.

“Environmental Permit” means any permit, license, authorization or consent required pursuant to applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company or any Subsidiary of the Company, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means shares of Company Stock held by the Family Stockholders, Family LLC, any Subsidiary of Family LLC (including Parent and Intermediate Holdco), the Company or any wholly owned Subsidiary of the Company or held in the Company’s treasury.

“Expenses” of a Person means all fees and expenses, including all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party hereto and its Affiliates), incurred by or on behalf of such Person in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the Ancillary Agreements and the Commitment Letters and the

transactions contemplated hereby and thereby, including the preparation, printing, filing and mailing, as the case may be, of the Proxy Statement and the Schedule 13E-3 and any amendments or supplements thereto, and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

“Financing Covenants” means the covenants and obligations of Parent and Merger Sub in Section 5.07 hereof relating to the Debt Financing and all other covenants and obligations of Parent and Merger Sub herein that relate to the Debt Financing (including the covenants in Section 5.06 hereof as they relate to the Debt Financing), regardless of whether such covenants and obligations refer specifically to the Debt Financing.

“Financing Failure” means a refusal or other failure, for any reason, on the part of any Debt Financing Source that has executed a Debt Commitment Letter or any definitive financing document relating to the Debt Financing, or on the part of any other Debt Financing Source obligated or expected at any time to fund a material portion of the Debt Financing, to fund, when required pursuant to the terms and conditions of the Debt Commitment Letter, a material portion of such Debt Financing; provided, however, that any such refusal or other failure shall not be deemed to be a “Financing Failure” for purposes hereof if such refusal or other failure results from an intentional breach or failure to perform by Parent or Merger Sub of Section 4.07 with respect to the Debt Financing or of any of the Financing Covenants or a material breach by Parent, Intermediate Holdco, Merger Sub, any Equity Financing Source or any of the Family Stockholders of any Ancillary Agreement or Commitment Letter.

“Guarantor” means Kenneth D. Cole, as the Guarantor party to the Limited Guarantee.

“Hazardous Substances” means any substance that: (i) is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum, petroleum products or petroleum-derived substances or wastes, radon gas, microbial or microbiological contamination or related materials, (ii) requires investigation or remedial action pursuant to any Environmental Law, or is defined, listed or identified as a “hazardous waste,” “hazardous substance,” “toxic substance” or words of similar import thereunder, or (iii) is regulated under any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course of business consistent with past practices), (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (vi) all lease obligations of such Person capitalized on the books and records of such Person, (vii) all obligations of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions, (ix) all letters of credit or performance bonds issued for the account of such Person (excluding (a) letters of credit issued for the benefit of local franchising authorities, or suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (b) standby letters of credit relating to workers’ compensation insurance and surety bonds and (c) surety bonds and customs bonds) and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.

“Intellectual Property” means all trademarks, service marks, trade names, trade dress, including all goodwill associated with the foregoing, domain names, copyrights, Software, Internet Web sites, mask works and other semiconductor chip rights, moral rights, and similar rights, and registrations and applications to register or renew the registration of any of the foregoing, patents and patent applications, Trade Secrets, and all other intellectual property rights.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means (i) when used with respect to Parent or Merger Sub, the actual knowledge as of the date hereof of any fact, circumstance or condition of Kenneth D. Cole and (ii) when used with respect to the Company, the actual knowledge as of the date hereof of any fact, circumstance or condition of Paul Blum, Michael F. Colosi, Michael DeVirgilio, David P. Edelman, Carol Massoni and Chris Nakatani.

“Law” (and with the correlative meaning “Laws”) means rule, regulation, statutes, orders, ordinance, guideline, code, or other legally enforceable requirement, including but not limited to common law, state, local and federal laws or securities laws and laws of foreign jurisdictions.

“Liens” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, adverse claim, encumbrance, lien (statutory or other), other charge or security interest; or any preference, priority or other agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, or any capital lease having substantially the same economic effect as any of the foregoing).

“Material Adverse Effect” means any effect that is or would reasonably be expected to be materially adverse to the business, assets (including intangible assets), condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole or would reasonably be expected to materially impair the Company’s ability to perform its obligations under this Agreement; provided, however, that none of the following shall be deemed to constitute or contribute to a Material Adverse Effect: (A) any adverse effect that results from general economic or market conditions (including changes in financial, securities or currency markets, changes in prevailing interest rates or exchange rates), (B) any adverse effect generally affecting the industry or industry sectors in which the Company or any of the Company’s Subsidiaries operates that does not disproportionately affect the Company or any of the Company’s Subsidiaries relative to the other participants in the industry or industry sectors in which the Company or any such Subsidiary operates, (C) changes, after the date of this Agreement, in Law or applicable accounting regulations (including GAAP) or principles or interpretations thereof, or political, legislative or business conditions in the countries in which the Company or any of its Subsidiaries operates, (D) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity (whether natural or man-made) or any material worsening of such conditions threatened or existing as of the date of this Agreement, (E) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters, (F) any change in the Company’s stock price or trading volume or in the Company’s credit rating or in any analyst’s recommendation with respect to the Company or any failure by the Company to meet internal or published projections, forecasts or estimates of revenue, earnings or other financial or operating metrics (but not any event, condition, fact, change, occurrence or effect underlying such change or failure that is not otherwise excepted), (G) the negotiation, announcement, execution, delivery, consummation or pendency hereof or of the transactions contemplated hereby or (H) actions taken or not taken by the Company at the written request of Parent.

“NYBCL” means the New York Business Corporation Law, as amended.

“NYSE” means The New York Stock Exchange.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal, applicable to the Company or any Subsidiary.

“Permitted Lien” means (i) any Lien for taxes, assessments and other governmental charges not yet due and payable, or, if due, not delinquent or being contested in good faith by appropriate proceedings, (ii) any Lien imposed or promulgated by Law or any Governmental Entity with respect to real property, including zoning, building, environmental or similar restrictions, (iii) any Lien that secures obligations reflected on the most recent audited balance sheet included in the Company Financial Statements or any Lien the existence of which is referred to in the notes to the most recent audited balance sheet included in the Company Financial Statements, (iv) easements, licenses, covenants, conditions, minor title defects, rights-of-way, mechanics’, carriers’, workmen’s or repairmen’s liens and other similar restrictions and encumbrances, including any other agreements, restrictions or encumbrances which would be shown on a current title report or survey or similar report or listing and any other matters of record, provided the same would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, or (v) any such Lien the existence of which would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Related Person” means any trade or business, whether or not incorporated, which, together with the Company, is or would have been at any date of determination occurring within the preceding six years, treated as a single employer under Section 414 of the Code.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersing, migrating, transporting, placing and the like, including the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Representatives” of a Person means the officers, directors, employees, accountants, counsel, financial advisors, consultants, financing sources and other advisors or representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Senior Officer” means any “executive officer” of the Company, as that term is defined in Rule 3b-7 of the Exchange Act.

“Software” means any and all computer software, including application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media, and all related documentation.

“Subsidiary” when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax” (and with the correlative meaning “Taxes”) shall mean all federal, state, local or foreign net income, franchise, gross income, sales, use, ad valorem, property, gross receipts, license, capital stock, payroll, withholding, excise, severance, transfer, employment, alternative or add-on minimum, stamp, occupation, premium, environmental or windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not.

“Tax Return” means all federal, state, local and foreign tax returns, estimates, information statements, schedules and reports relating to Taxes.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

“Third Party” means any Person other than the Company, Parent, Merger Sub or any of their Affiliates.

“Trade Secrets” means all inventions (whether or not patentable), discoveries, processes, procedures, designs, formulae, trade secrets, know-how, Software, ideas, methods, research and development, data, databases, confidential information and other proprietary or non-public information and data.

“Transfer Tax” means any stock transfer, real estate transfer, documentary, stamp, recording or other similar Tax (including interest, penalties and additions to any such Tax).

[Signatures on the following page]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

As Parent:	KCP HOLDCO, INC. By: /s/ Kenneth D. Cole Name: Kenneth D. Cole Title: President and Chief Executive Officer

As Merger Sub:	KCP MERGERCO, INC. By: /s/ Kenneth D. Cole Name: Kenneth D. Cole Title: President and Chief Executive Officer

As the Company:	KENNETH COLE PRODUCTIONS, INC. By: /s/ Paul Blum Name: Paul Blum Title: Chief Executive Officer

Exhibit A

Kenneth D. Cole

KMC Partners L.P.

Robyn Transport as Trustee of the Family Trust u/a/d 4/26/10

KDC July 2010 GRAT u/a/d 7/12/10

KDC 2009 GRAT u/a/d 2/2/09

KDC 2009 Family GRAT u/a/d 2/2/09

Kenneth Cole 1994 Charitable Remainder Trust u/a/d 12/19/94